EXHIBIT 99.2

Teck Resources Limited

Consolidated Financial Statements

For the Years Ended December 31, 2012 and 2011

Teck

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The system of controls is also supported by a professional staff of internal auditors who conduct periodic audits of many aspects of our operations and report their findings to management and the Audit Committee.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management, our internal auditors and independent auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditor’s report.

Donald R. Lindsay
President and Chief Executive Officer

Ronald A. Millos
Senior Vice President, Finance and Chief Financial Officer

February 20, 2013

February 20, 2013

Independent Auditor’s Report

To the Shareholders of Teck Resources Limited

We have completed integrated audits of Teck Resources Limited’s and its subsidiaries (the “Company”) December 31, 2012 and 2011 consolidated financial statements and their internal control over financial reporting as at December 31, 2012. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Teck Resources Limited and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2012 and 2011 and the consolidated statements of income, comprehensive income, cash flows and changes in equity for the years ended December 31, 2012 and 2011, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Teck Resources Limited and its subsidiaries as at December 31, 2012 and 2011 and their financial performance and cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting
We have also audited Teck Resources Limited’s and its subsidiaries’ internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Teck Resources Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by COSO.

Chartered Accountants

Teck Resources Limited
Consolidated Statements of Income
Years ended December 31

(Cdn$ in millions, except for share data)	2012	2011

Revenues	$10,343	$11,514

Cost of sales	(7,277)	(6,637)

Gross profit	3,066	4,877

Other operating expenses
General and administration	(136)	(125)
Exploration	(102)	(105)
Research and development	(19)	(17)
Other operating income (expense) (Note 7)	(24)	(174)

Profit from operations	2,785	4,456

Finance income (Note 8)	135	113
Finance expense (Note 8)	(577)	(595)
Non-operating income (expense) (Note 9)	(848)	197
Share of losses of associates (Note 13)	(10)	(5)

Profit before tax	1,485	4,166

Provision for income and resource taxes (Note 18)	(615)	(1,398)

Profit for the year	$870	$2,768

Profit attributable to:
Shareholders of the company	$811	$2,668
Non-controlling interests	59	100

Profit for the year	$870	$2,768
Earnings per share (Note 21(g))
Basic	$1.39	$4.52

Diluted	$1.38	$4.50

Weighted average shares outstanding (millions)	585.5	590.4

Shares outstanding at end of year (millions)	582.3	586.6

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Comprehensive Income
Years ended December 31

(Cdn$ in millions)	2012	2011

Profit for the year	$870	$2,768

Other comprehensive income (loss) in the year
Currency translation differences (net of taxes of $(21) and $3)	(49)	77
Available-for-sale financial instruments (net of taxes of $2 and $12)	(3)	(106)
Cash flow hedges (net of taxes of $nil and $2)	(1)	(2)
Actuarial loss on retirement benefit plans (net of taxes of $33 and $59)	(73)	(124)

Total other comprehensive loss for the year	(126)	(155)

Total comprehensive income for the year	$744	$2,613

Total other comprehensive loss attributable to:
Shareholders of the company	$(124)	$(155)
Non-controlling interests	(2)	-

	$(126)	$(155)

Total comprehensive income attributable to:
Shareholders of the company	$687	$2,513
Non-controlling interests	57	100

	$744	$2,613

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Cash Flows
Years ended December 31

(Cdn$ in millions)	2012	2011

Operating activities
Profit for the year	$870	$2,768
Adjustments for:
Depreciation and amortization	951	911
Provision for deferred income and resource taxes	98	701
Share of loss of associates	10	5
Gain on sale of investments and assets	(53)	(174)
Unrealized gains on derivatives	(114)	(158)
Asset write-downs	-	30
Foreign exchange losses (gains)	24	(7)
Loss on debt repurchase	965	-
Finance income	(135)	(113)
Finance expense	577	595
Other	(10)	73

	3,183	4,631
Net change in non-cash working capital items	(388)	(674)

	2,795	3,957
Investing activities
Purchase of property, plant and equipment	(1,809)	(1,236)
Purchase of financial investments and other assets	(326)	(463)
Proceeds from the sale of investments and other assets	51	289
Acquisition of SilverBirch Energy Corporation	(432)	-

	(2,516)	(1,410)
Financing activities
Issuance of debt	2,767	1,907
Repayment of debt	(3,027)	(104)
Debt interest paid	(428)	(377)
Issuance of Class B subordinate voting shares	2	4
Purchase and cancellation of Class B subordinate voting shares	(129)	(171)
Dividends paid	(469)	(354)
Distributions to non-controlling interests	(50)	(54)

	(1,334)	851

Effect of exchange rate changes on cash and cash equivalents	(83)	175

Increase (decrease) in cash and cash equivalents	(1,138)	3,573

Cash and cash equivalents at beginning of year	4,405	832

Cash and cash equivalents at end of year	$3,267	$4,405
Supplemental information (Note 10)

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Balance Sheets

	December 31,	December 31,
(Cdn$ in millions)	2012	2011

ASSETS
Current assets
Cash and cash equivalents (Note 10)	$3,267	$4,405
Current income and resource taxes receivable	141	101
Trade accounts receivable	1,285	1,242
Inventories (Note 11)	1,880	1,641

	6,573	7,389

Financial and other assets (Note 12)	973	1,138
Investments in associates (Note 13)	828	715
Property, plant and equipment (Note 14)	24,377	23,150
Deferred income and resource tax assets (Note 18)	229	180
Goodwill (Note 15)	1,637	1,647

	$34,617	$34,219
LIABILITIES AND EQUITY
Current liabilities
Trade accounts payable and other liabilities (Note 16)	$1,468	$1,435
Dividends payable	262	235
Current income and resource taxes payable	55	93
Debt (Note 17)	35	359

	1,820	2,122

Debt (Note 17)	7,160	6,676
Deferred income and resource tax liabilities (Note 18)	5,447	5,342
Retirement benefit liabilities (Note 19)	743	691
Other liabilities and provisions (Note 20)	1,470	1,495

	16,640	16,326
Equity
Attributable to shareholders of the company	17,801	17,721
Attributable to non-controlling interests	176	172

	17,977	17,893

	$34,617	$34,219

Contingencies (Note 22)
Commitments (Note 23)

Approved on behalf of the Board of Directors

“Hugh J. Bolton”	“Janice G. Rennie”
Hugh J. Bolton	Janice G. Rennie
Chairman of the Audit Committee	Director

The accompanying notes are an integral part of these financial statements.

Teck Resources Limited
Consolidated Statements of Changes in Equity
Years ended December 31

(Cdn$ in millions)	2012	2011

Class A common shares (Note 21)	$7	$7

Class B subordinate voting shares (Note 21)
Beginning of year	6,743	6,795
Share repurchases	(46)	(57)
Issued on exercise of options	2	5

End of year	6,699	6,743

Retained earnings
Beginning of year	10,858	8,840
Profit for the period attributable to shareholders of the company	811	2,668
Dividends declared	(496)	(412)
Share repurchases	(83)	(114)
Actuarial loss on retirement benefit plans	(73)	(124)

End of year	11,017	10,858

Contributed surplus
Beginning of year	97	84
Share-based payment expense (Note 21(c))	16	14
Transfer to Class B subordinate voting shares on exercise of options	-	(1)

End of year	113	97

Accumulated other comprehensive income (loss) attributable to shareholders of the company (Note 21(f))

Beginning of year	16	47
Other comprehensive loss	(124)	(155)
Less actuarial loss on retirement benefit plans recorded in retained earnings	73	124

End of year	(35)	16

Non-controlling interests
Beginning of year	172	122
Profit for the year attributable to non-controlling interests	59	100
Other comprehensive loss	(2)	-
Other	(3)	4
Distributions to non-controlling interests	(50)	(54)

End of year	176	172

Total equity	$17,977	$17,893

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements
Years ended December 31, 2012 and 2011

1.	NATURE OF OPERATIONS

Teck Resources Limited and its subsidiaries (“Teck,” “we,” “us,” or “our”) are engaged in mining and related activities including exploration, development, processing, smelting, refining and reclamation. Our major products are steelmaking coal, copper, zinc and lead. We also produce precious metals, molybdenum, electrical power, fertilizers and other metals. Metal products are sold as refined metals or concentrates. We also own an interest in a wind power facility and in certain oil sands leases and have a partnership interest in an oil sands development project.

Teck is a Canadian corporation and our registered office is at 550 Burrard Street, Vancouver, British Columbia, Canada, V6C 0B3.

2.	BASIS OF PREPARATION

These annual consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

We have consistently applied the same accounting policies in all periods presented. The Board of Directors approved these financial statements on February 20, 2013.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of Presentation

Our consolidated financial statements include the accounts of Teck Resources Limited and all of its subsidiaries. Our significant operating subsidiaries include Teck Metals Ltd. (“TML”), Teck American Inc. (“TAI”), Teck Alaska Inc. (“TAK”), Teck Highland Valley Copper Partnership (“Highland Valley Copper”), Teck Coal Partnership (“Teck Coal”), Compañia Minera Teck Quebrada Blanca S.A. (“Quebrada Blanca”) and Compañia Minera Teck Carmen de Andacollo (“Carmen de Andacollo”).

All subsidiaries are entities that we control, either directly or indirectly, where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. This control is evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All of our inter-company balances and transactions, including unrealized profits and losses arising from intra-group transactions, have been eliminated in full. For subsidiaries that we control, but do not own 100% of, the net assets and net profit attributable to outside shareholders are presented as amounts attributable to non-controlling interests in the consolidated balance sheet and consolidated statement of income and comprehensive income.

Certain of our business activities are conducted through entities or using assets where we share joint control including Compañia Minera Antamina (“Antamina”), Galore Creek Partnership (“Galore Creek”), Waneta Dam and Wintering Hills Wind Power Facility. These entities and assets are accounted for using the proportionate consolidation method.

All dollar amounts are presented in Canadian dollars unless otherwise specified.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interests in Joint Ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which we share joint control over the strategic, financial and operating decisions with one or more venturers through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venturers rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venturer takes a share of the output from the assets and bears an agreed share of the expenses.

All of our joint ventures are accounted for using the proportionate consolidation method. Our proportionate share of the assets, liabilities, revenues, expenses and cash flows of our joint ventures are included in our consolidated financial statements.

Investments in Associates

Investments over which we exercise significant influence and which are neither subsidiaries nor interests in joint ventures are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale.

The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for our proportionate share of the profit or loss and any other changes in the associate’s net assets such as dividends.

Our proportionate share of the associate’s profit or loss is based on its most recent financial statements. Where there are differences in the associate’s reporting period, financial statements are aligned to our reporting date or adjustments are made to reflect any significant transactions or events that occur between the different dates. Adjustments are made to align any inconsistencies between our accounting policies and our associate’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date and for any impairment losses recognized by the associate.

If our share of the associate’s losses equals or exceeds our investment in the associate, recognition of further losses is discontinued. After our interest is reduced to zero, additional losses will be provided for and a liability recognized, only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, we resume recognizing our share of those profits only after our share of the profits equals the share of losses not recognized.

At each balance sheet date, we consider whether there is objective evidence of impairment in associates. If there is such evidence, we determine if there is a need to record an impairment in relation to the associate.

Foreign Currency Translation

The functional currency for each of our subsidiaries and for joint ventures and associates is the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the functional currency of the entity at the exchange rate in existence at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the period end date exchange rates. Non-monetary items which are measured using historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

The functional currency of Teck Resources Limited, the parent entity, is the Canadian dollar, which is also the presentation currency of our consolidated financial statements.

Foreign operations are translated from their functional currencies into Canadian dollars on consolidation. Items in the statement of income are translated using weighted average exchange rates that reasonably approximate the exchange rate at the transaction date. Items in the balance sheet are translated at the closing spot exchange rate. Exchange differences on the translation of the net assets of entities with functional currencies other than the Canadian dollar, and any offsetting exchange differences on net debt used to hedge those assets, are recognized in a separate component of equity through other comprehensive income.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exchange differences that arise relating to long-term intercompany balances that form part of the net investment in a foreign operation are also recognized in this separate component of equity through other comprehensive income.

On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange differences recorded in a separate component of equity is recognized in the statement of income.

Revenue Recognition

Sales of product, including by-product, are recognized when the risks and rewards of ownership pass to the customer and the price can be measured reliably. Royalties related to production are recorded in cost of sales.

Steelmaking coal is sold under spot, quarterly or annual contracts and revenue is recognized based on the terms of the contract.

The majority of our cathode and metal concentrates are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. For these sales, the price is determined on a provisional basis at the date of sale and revenues are recorded at that time based on current market prices. Adjustments are made to the sale price in subsequent periods based on movements in quoted market prices up to the date of final pricing. As a result, the value of our cathode and concentrate sales receivables change as the underlying commodity market prices vary and this adjustment mechanism has the characteristics of a derivative. Accordingly, the fair value of the receivable is adjusted each reporting period by reference to forward market prices and the changes in fair value are recorded as an adjustment to other operating income (expense).

Financial Instruments

We recognize financial assets and liabilities on the balance sheet when we become a party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Cash is designated as loans and receivables. Cash equivalents are classified as available-for-sale.

Trade receivables and payables

Trade receivables and payables are non-interest bearing and are recognized at face amount, except when fair value is materially different, and are subsequently measured at amortized cost. Where necessary, trade receivables are net of allowances for uncollectable amounts. We may enter into transactions to sell trade receivables to third parties. If the risks and rewards of ownership of the receivables are transferred to the purchaser, we account for the transaction as a sale and derecognize the trade receivables. If the risks and rewards of ownership of the receivables are neither transferred nor retained, we account for the transaction as a sale and derecognize the trade receivables if we have not retained control over the receivables.

Investments in marketable securities

Investments in marketable securities are designated as available-for-sale and recorded at fair value. Fair values are determined by reference to quoted market prices at the balance sheet date. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income until investments are disposed of or when there is objective evidence of an impairment in value. Investment transactions are recognized on the trade date with transaction costs included in the underlying balance.

At each balance sheet date, we assess for any objective evidence of an impairment in value of our investments and record such impairments in profit for the period. If an impairment of an investment in a marketable equity security has been recorded in profit, it cannot be reversed in future periods.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Debt

Debt is initially recorded at total proceeds received less direct issuance costs. Debt is subsequently measured at amortized cost, calculated using the effective interest rate method.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and, accordingly, are recorded on the balance sheet at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other operating income (expense) or non-operating income (expense) in profit depending on the nature of the derivative. Fair values for derivative instruments are determined using valuation techniques, with assumptions based on market conditions existing at the balance sheet date or redemption date of the derivative. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Hedging

Certain derivative investments may qualify for hedge accounting. For fair value hedges, any gains or losses on both the hedged item and the hedging instrument are recognized in profit.

For cash flow hedges, any unrealized gains and losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit upon settlement of the hedging instrument, when the hedged item ceases to exist, or when the hedge is determined to be ineffective.

For hedges of net investments in foreign operations, any foreign exchange gains or losses on the hedging instrument relating to the effective portion of the hedge are initially recorded in other comprehensive income. Gains and losses are recognized in profit on the ineffective portion of the hedge, or when there is a disposal of a foreign operation being hedged.

Inventories

Finished products, work in-process and raw materials inventories are valued at the lower of weighted average cost and net realizable value. Raw materials include concentrates for use at smelting and refining operations. Work in-process inventory includes inventory in the milling, smelting or refining process and stockpiled ore at mining operations.

For work in-process and finished product inventories, cost includes all direct costs incurred in production, including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Waste rock stripping costs related to mine production are included in the cost of inventories as incurred.

When inventories have been written down to net realizable value, we make a new assessment of net realizable value in each subsequent period. If the circumstances that caused the write-down no longer exist, the remaining amount of the write-down is reversed.

We use both joint-product and by-product costing for work in-process and finished product inventories. Joint costing is applied to primary products at the Red Dog, Antamina, Duck Pond and Trail operations, where the profitability of the operations is dependent upon the production of a number of primary products. Joint costing allocates total production costs based on the relative values of the products. Where by-product costing is used, by-products are allocated the incremental costs of processes that are specific to the production of that product.

Supplies inventory is valued at the lower of weighted average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Property, Plant and Equipment

Land, buildings, plant and equipment

Land is recorded at cost and buildings, plant and equipment are recorded at cost less accumulated depreciation and impairment losses. Cost includes the purchase price and the directly attributable costs to bring the assets to the location and condition necessary for them to be capable of operating in the manner intended by management.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation of mobile equipment, buildings used for production, and plant and processing equipment at our mining operations is calculated on a units-of-production basis. Depreciation of buildings not used for production, and plant and equipment at our smelting operations is calculated on a straight-line basis over the assets’ estimated useful lives. Where components of an asset have different useful lives, depreciation is calculated on each component separately. Depreciation commences when an asset is available for use. Estimates of remaining useful lives and residual values are reviewed annually. Changes in estimates are accounted for prospectively.

The expected useful lives are as follows:

§	Buildings and equipment (not used in production)	3 – 40 years

§	Plant and equipment (smelting operations)	4 – 30 years

Mineral properties and mine development costs

The cost of acquiring and developing mineral properties or property rights, including waste rock stripping costs related to mine development and costs incurred during production to increase future output by providing access to additional sources of reserves, are deferred. Once available for use, mineral properties and mine development costs are depreciated on a units-of-production basis over the proven and probable reserves to which they relate.

Underground mine development costs are depreciated using the block depreciation method where development costs associated with each distinct section of the mine are depreciated over the reserves to which they relate.

Exploration and evaluation costs

Significant property acquisition costs are capitalized. Other exploration and evaluation costs are capitalized if they relate to specific properties for which resources, as defined under National Instrument 43-101, exist or are near a specific property with a defined resource and it is expected that the expenditure can be recovered by future exploitation or sale. All other costs are charged to profit in the year in which they are incurred. Capitalized exploration and evaluation costs are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized exploration and evaluation costs are reclassified to mineral properties and leases within property, plant and equipment.

Development costs of oil sand properties

The costs of acquiring, exploring, evaluating and developing oil sands properties are capitalized when it is expected that these costs will be recovered through future exploitation or sale of the property. Capitalized development costs of oil sand properties are considered to be tangible assets. These assets are not depreciated as they are not currently available for use. When proven and probable reserves are determined and development is approved, capitalized development costs for oil sand properties are reclassified to mineral properties and leases within property, plant and equipment.

Construction in progress

Assets in the course of construction are capitalized as construction in progress. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment, and depreciation commences when the asset is available for its intended use.

Impairment of non-current assets

The carrying amounts of non-current assets are reviewed for impairment whenever facts and circumstances suggest that the carrying amounts may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is determined as the higher of its fair value less costs to sell and its value in use. An impairment loss exists if the asset’s or cash generating unit’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted. Fair value less costs to sell is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. For mining assets, when a binding sale agreement is not readily available, fair value less costs to sell is estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated future prices, mineral reserves and resources, operating and capital costs. All assumptions used are those that an independent market participant would consider appropriate.

Indicators of impairment and impairment of exploration and evaluation assets or oil sands development costs are assessed on a project-by-project basis or as part of the existing operation they relate to.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into profit immediately.

Repairs and maintenance

Repairs and maintenance costs, including shutdown maintenance costs, are charged to expense as incurred, except when these repairs significantly extend the life of an asset or result in an operating improvement. In these instances, the portion of these repairs relating to the betterment is capitalized as part of plant and equipment.

Borrowing costs

We capitalize borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to get ready for its intended use. We begin capitalizing borrowing costs when there are general or specific borrowings, expenditures incurred and activities are undertaken to prepare the asset for its intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred during the period. All other borrowing costs are expensed as incurred.

We discontinue the capitalization of borrowing costs when substantially all of the activities necessary to prepare the qualifying asset for its intended use or sale are complete. Capitalized borrowing costs are amortized over the useful life of the related asset.

Leased assets

Leased assets in which we receive substantially all of the risks and rewards of ownership of the asset are capitalized as finance leases at the lower of the fair value of the asset or the estimated present value of the minimum lease payments. The corresponding lease obligation is recorded within debt on the balance sheet.

Assets under operating leases are not capitalized, and rental payments are expensed based on the terms of the lease.

Goodwill

We allocate goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired in accordance with our “Impairment of non-current assets” policy. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Current and Deferred Taxes

Taxes, comprising both income taxes and resource taxes, which are accounted for as income taxes, are recognized in the statement of income, except where they relate to items recognized in other comprehensive income or directly in equity, in which case the related taxes are recognized in other comprehensive income or equity.

Current taxes receivable or payable are estimated on taxable income for the current year at the statutory tax rates enacted or substantively enacted.

Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in the period of substantive enactment.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, joint ventures and associates. However, we do not recognize such deferred tax liabilities where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

We are subject to assessments by various taxation authorities,  which may interpret tax legislation differently than we do. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. We account for such differences based on our best estimate of the probable outcome of these matters.

Employee Benefits

Defined benefit pension plans

Defined benefit pension plan obligations are based on actuarial determinations. The projected unit credit method is used to determine the defined benefit obligations, the related current service costs and, where applicable, the past service costs. Actuarial assumptions used in the determination of defined benefit pension plan assets and liabilities are based upon our best estimates, including discount rates, expected plan performance, salary escalation, expected health care costs and retirement dates of employees.

Past service costs are recognized as an expense on a straight-line basis evenly throughout the vesting period. To the extent that the benefits are already vested, immediately following the introduction of changes to a defined benefit plan, the past service costs are expensed.

Actuarial gains and losses, which can arise from differences between expected and actual outcomes or changes in actuarial assumptions, are recognized immediately through other comprehensive income and directly into retained earnings. We record expected return on pension assets as part of finance income, and any interest expense related to the pension obligation as part of finance expense. Depending on their nature, current service costs and vested past service costs are included in either operating expenses or general and administration expenses.

Defined contribution pension plans

The cost of providing benefits through defined contribution plans is charged to profit as the obligation to contribute is incurred.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-pension post-retirement plans

We provide health care benefits for certain employees when they retire. Non-pension post-retirement plan obligations are based on actuarial determinations. The cost of these benefits is expensed over the period in which the employees render services. These non-pension post-retirement benefits are funded by us as they become due.

Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of share options and other equity-settled share-based payment arrangements is recorded based on the estimated fair value at the grant date, including an estimate of the forfeiture rate, and charged to profit over the vesting period. For employees eligible for normal retirement prior to vesting, the expense is charged to profit over the period from the grant date to the date they are eligible for retirement.

Share-based payment expense relating to cash-settled awards, including deferred and restricted share units, is accrued over the vesting period of the units based on the quoted market value of Class B subordinate voting shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

Provisions

Decommissioning and restoration provisions

Future obligations to retire an asset and to restore a site, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operations are initially recognized and recorded as a provision based on estimated future cash flows discounted at a credit adjusted risk-free rate. This decommissioning and restoration provision is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate.

The provisions are also accreted to full value over time through periodic charges to profit. This unwinding of the discount is charged to finance expense in the statement of income.

The amount of the decommissioning and restoration provision initially recognized is capitalized as part of the related asset’s carrying value and depreciated to profit. The method of depreciation follows that of the underlying asset. The costs related to a decommissioning and restoration provision are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a decommissioning and restoration provision no longer exists, there is no longer any future benefit related to the costs and, as such, the amounts are expensed. For operating sites, a revision in estimates or a new disturbance will result in an adjustment to the liability with an offsetting adjustment to the capitalized retirement cost.

Environmental disturbance restoration provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset. The costs associated with these provisions are accrued and charged to profit in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to profit in the period of adjustment.

Other provisions

Provisions are recognized when a present legal or constructive obligation exists, as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect is material, the provision is discounted using an appropriate credit-adjusted risk-free rate.

Share Repurchases

Where we repurchase any of our equity share capital, the excess of the consideration paid over book value is deducted from contributed surplus and retained earnings on a pro-rata basis.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and Development

Research costs are expensed as incurred. Development costs are only deferred when the product or process is clearly defined, the technical feasibility has been established, the future market for the product or process is clearly defined and we are committed to, and have the resources to, complete the project.

Earnings per Share

Earnings per share is calculated based on the weighted average number of shares outstanding during the year. For diluted earnings per share, dilution is calculated based upon the net number of common shares issued should “in-the-money” options and warrants be exercised and the proceeds used to repurchase common shares at the average market price in the year. Dilution from convertible securities is calculated based on the number of shares to be issued after taking into account the reduction of the related after-tax interest expense.

New IFRS Pronouncements

New IFRS pronouncements that have been issued but are not yet effective are listed below. We plan to apply the new standard or interpretation in the annual period for which it is first required.

Consolidated financial statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 10 sets out three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investors’ return. IFRS 10 sets out the requirements on how to apply the control principle. IFRS 10 supersedes International Accounting Standards (“IAS”) 27, Consolidated and Separate Financial Statements and Standing Interpretations Committee (“SIC”) 12, Consolidation – Special Purpose Entities.

We will apply IFRS 10 beginning on January 1, 2013. We have substantially completed our analysis of IFRS 10 and do not expect any significant effect on our consolidated financial statements as a result of adopting this standard.

Joint arrangements

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. If an arrangement results in joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved.

A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties only have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method.

We will apply IFRS 11 as at January 1, 2013, with retrospective application from the date of our earliest period presented, which will be January 1, 2012. We have substantially completed an analysis of all of our joint arrangements to determine the appropriate accounting treatment under the new standard, as it is our current accounting policy to proportionately consolidate all of our joint ventures. Based on our analysis to date, we expect that all of our joint arrangements will be considered joint operations under IFRS 11 and, accordingly, we will record the assets, liabilities, revenues and expenses in relation to our interest in each joint operation. As at the date of financial statement approval, we do not expect the adoption of IFRS 11 to have a significant effect on our consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Disclosures of interests in other entities

In May 2011, the IASB issued IFRS 12, Disclosures of Interests in Other Entities (“IFRS 12”), which outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows.

We will apply IFRS 12 beginning on January 1, 2013. We have substantially completed our analysis of IFRS 12 and expect to include additional disclosures about interests in other entities in our annual consolidated financial statements for the year ended December 31, 2013.

Fair value measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”). This standard defines fair value, sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements.

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement, not an entity-specific measurement, so assumptions that market participants would use should be applied in measuring fair value.

We will apply IFRS 13 prospectively beginning on January 1, 2013. The disclosure requirements of IFRS 13 do not need to be applied in comparative periods before initial application. We have substantially completed our analysis of IFRS 13 and do not expect the adoption to have a significant effect on our consolidated financial statements.

Other comprehensive income

In June 2011, the IASB and the Financial Accounting Standards Board (“FASB”) issued amendments to standards to align the presentation requirements for other comprehensive income. The IASB issued amendments to IAS 1, Presentation of Financial Statements (“IAS 1”) to require companies preparing financial statements under IFRS to group items within other comprehensive income that may be reclassified to profit or loss. We will apply this amendment to IAS 1 in our consolidated financial statements beginning in 2013. We will present these changes in our consolidated statement of comprehensive income in our consolidated financial statements in the first quarter of 2013.

Post-employment benefits

In June 2011, the IASB issued an amended version of IAS 19, Employee Benefits (“IAS 19”). For defined benefit plans, the amendments eliminate the option to defer actuarial gains and losses on the balance sheet through the “corridor method”. The amendments also require any remeasurement gains or losses, including actuarial gains and losses, to be recognized immediately and presented in other comprehensive income, eliminating the option to recognize and present these through the income statement. The amendments to IAS 19 require one discount rate be applied to the net asset or liability for the purposes of determining the interest element of the pension cost and require the recognition of unvested past service cost awards into profit immediately. There is also a requirement to change the presentation of finance income and finance expense to present both as a net finance expense (income) amount in the consolidated financial statements. Additional disclosures will be required to present more information about the characteristics, amounts recognized and risks related to defined benefit plans.

We will apply the amendments to IAS 19 starting on January 1, 2013 with retrospective application and have substantially completed our analysis of the amendments. As a result of the requirement to recognize unvested past service cost awards into profit immediately, we expect an effect on our consolidated financial statements. We also expect an increase in our finance expense (income) for underfunded plans as a result of the application of one discount rate.

We are in the process of calculating the effect of these amendments to IAS 19 on our comparative consolidated financial statements for all periods in 2012. We do not expect the amendments in IAS 19 to significantly affect our 2012 comparative consolidated financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Production stripping costs

In October 2011, the IASB issued IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”). The interpretation provides guidance on how to account for overburden waste removal stripping costs in the production phase of a surface mine. Stripping activity related to inventory produced is accounted for in accordance with IAS 2, Inventories. Stripping activity that improves access to ore is accounted for as an addition to or enhancement of an existing asset.

We have substantially completed our analysis of IFRIC 20 and are in the process of calculating the effect on our consolidated financial statements for the 2012 comparative periods. We will apply IFRIC 20 prospectively from January 1, 2012.

Based on our analysis to date, we have identified components of our ore bodies to be phases, pits or sub-pits depending on the ore body being analyzed. These components align with how we view each mine and plan our mining activities. Previously, we recorded stripping activity assets only relating to major expansions. Under IFRIC 20, we will be required to recognize stripping activity assets when we meet the following three criteria:

—	It is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the entity;
—	The entity can identify the component of the ore body for which access has been improved; and
—	The costs relating to the stripping activity associated with that component can be measured reliably.

Stripping activity assets capitalized under IFRIC 20 will be classified consistently with the assets that they relate to within property, plant and equipment. These assets will be amortized on a units-of-production basis over the remaining reserves of the respective components.

We are in the process of calculating the effect of IFRIC 20 on our comparative consolidated financial statements for all periods of 2012. We expect to capitalize significant stripping activity assets in 2012 under the requirements of IFRIC 20.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted. We are currently assessing the effect of this standard on our financial statements.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

In preparing these consolidated financial statements, we make estimates and judgments that affect the amounts recorded. Actual results could differ from our estimates. Our estimates and judgments are based on historical experience and other factors we consider to be reasonable, including expectations of future events. The estimates and assumptions that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities are outlined below.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (continued)

Goodwill Impairment Testing

Goodwill impairment testing is based on discounted cash flow models prepared by internal experts with assistance from third-party advisors when required. Note 15 outlines the significant judgments and assumptions made in performing goodwill impairment testing. The assumptions used are based on management’s best estimates and are reviewed by senior management. Changes in these assumptions may alter the results of goodwill impairment testing, impairment charges recorded in the statement of income and the resulting carrying values of assets.

Estimated Recoverable Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters. These include production costs, mining and processing recoveries, cut-off grades, long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be affected by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and in forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could affect the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Decommissioning and Restoration Provisions

The decommissioning and restoration provision is based on future cost estimates using information available at the balance sheet date. The decommissioning and restoration provision is adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. The decommissioning and restoration provision requires other significant estimates and assumptions including the requirements of the relevant legal and regulatory framework and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be affected (Note 20).

Current and Deferred Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. We also evaluate the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries and joint ventures are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions. Judgment is also required about the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to profit.

5.	ACQUISITIONS AND DISPOSITIONS

a)	Completed Acquisition in 2012

In April 2012, we acquired SilverBirch Energy Corporation (“SilverBirch”) by way of a plan of arrangement for a net cash outlay of $432 million. Under the arrangement, substantially all of SilverBirch’s assets, other than its 50% interest in the Frontier and Equinox oil sands projects, were transferred into a new company, SilverWillow Energy Corporation (“SilverWillow”). As part of the arrangement, we also transferred to SilverWillow our 50% interest in certain other oil sands leases that were jointly owned with SilverBirch. SilverBirch shareholders, with the exception of Teck, received $8.50 in cash and one share of SilverWillow for each SilverBirch common share. This acquisition provided us with a 100% interest in the Frontier and Equinox oil sands projects and 4.7 million common shares (8.7%) of SilverWillow.

We recorded the purchase at $493 million, which was the fair value of the consideration paid, using $415 million of cash, $25 million in working capital contributed to SilverWillow, $12 million of oil sands leases contributed to SilverWillow, $40 million of SilverBirch shares that we owned prior to the transaction and $1 million in transaction costs.

We accounted for this transaction as an acquisition of assets and have allocated the cost to the assets based on their relative fair values at the date of purchase. The oil sand leases acquired are recorded as exploration and evaluation costs within property, plant and equipment. The shares of SilverWillow are recorded as investments in marketable securities, which are designated as available for sale financial assets and measured at fair value.

b)	Completed Disposition in 2011

In May 2011, we sold our 34% interest in the Carrapateena project in Southern Australia to an affiliate of Oz Minerals Ltd. We received cash proceeds of US$134 million and may receive future contingent payments of up to US$25 million based on future production from the property. The transaction resulted in a pre-tax gain of $110 million, which did not include any value attributed to the contingent consideration.

6.	EXPENSES BY NATURE

(Cdn$ in millions)	2012	2011

Wages and salaries	$919	$824
Wage-related costs	192	165
Bonus payments	98	95
Post-employment benefits	116	111
Transportation	1,214	1,028
Raw material purchases	1,083	1,045
Depreciation and amortization	951	911
Fuel and energy	772	724
Maintenance and repair supplies	671	578
Contractors and consultants	643	620
Operating supplies	495	420
Overhead costs	372	373
Royalties	161	166
Other operating costs	110	68

	7,797	7,128

Less:
Capitalized mining costs	(118)	(108)
Change in inventory	(145)	(136)

Total cost of sales, general and administration, exploration and research and development expenses	$7,534	$6,884

7.	OTHER OPERATING INCOME (EXPENSE)

(Cdn$ in millions)	2012	2011

Gain on sale of property, plant and equipment	$24	$130
Commodity derivatives	-	7
Pricing adjustments (Note 26(c))	45	(210)
Share-based compensation	(34)	21
Provision for closed properties	(1)	(30)
Asset write-downs	-	(30)
Other	(58)	(62)

	$(24)	$(174)

8.	FINANCE INCOME AND FINANCE EXPENSE

(Cdn$ in millions)	2012	2011

Finance income
Interest income on investments	$33	$13
Expected return on pension assets	102	100

Total finance income	$135	$113

Finance expense
Debt interest	$427	$425
Financing fees and discount amortization	13	24
Pension and post-retirement benefit obligation accretion	101	101
Decommissioning and restoration provision accretion	67	52
Other	12	12

	620	614

Less capitalized borrowing costs	(43)	(19)

Total finance expense	$577	$595

9.	NON-OPERATING INCOME (EXPENSE)

(Cdn$ in millions)	2012	2011

Foreign exchange gains (losses)	$(24)	$7
Other derivative gains (Note 26(c))	119	146
Debt repurchase and financing costs (Note 17(a))	(965)	-
Gain on sale of investments	29	44
Provision for marketable securities	(7)	-

	$(848)	$197

10.	SUPPLEMENTAL INFORMATION

(Cdn$ in millions)	December 31, 2012	December 31, 2011

Cash and cash equivalents
Cash	$144	$1,057
Money market investments with maturities from the date of
acquisition of three months or less	3,123	3,348

	$3,267	$4,405

(Cdn$ in millions)	2012	2011

Net change in non-cash working capital items and other
Trade accounts receivable, taxes receivable and other	$(119)	$(243)
Inventories	(220)	(304)
Trade accounts payable, taxes payable and accrued liabilities	(49)	(127)

	$(388)	$(674)

Income and resource taxes paid	$578	$823

Non-cash financing and investing transactions
Shares received from dispositions	$4	$9

11.	INVENTORIES

(Cdn$ in millions)	December 31, 2012	December 31, 2011

Raw materials	$239	$190
Supplies	521	455
Work in-process	550	475
Finished products	626	572

	1,936	1,692

Less long-term portion (Note 12)	(56)	(51)

	$1,880	$1,641

Cost of sales of $7.3 billion (2011 – $6.6 billion) include $7.1 billion (2011 - $6.3 billion) of inventories recognized as an expense during the period.

Total inventories held at net realizable value amounted to $88 million at December 31, 2012 (2011 - $237 million). Total inventory write-downs were $21 million (2011 - $38 million) during the period and were included as part of cost of sales.

Long-term inventories consist of ore stockpiles and other in-process materials that are not planned to be processed within one year.

12.	FINANCIAL AND OTHER ASSETS

(Cdn$ in millions)	December 31, 2012	December 31, 2011

Long-term receivables and deposits	$196	$203
Investments carried at fair value:
Available-for-sale instruments
Marketable equity securities	668	511
Held for trading instruments
Warrants	3	-
Derivative assets (Note 26(c))	-	314
Pension assets (Note 19(a))	5	6
Long-term inventories	56	51
Other	45	53

	$973	$1,138

13.	INVESTMENTS IN ASSOCIATES

(Cdn$ in millions)	2012	2011

At January 1	$715	$659
Contributions	123	61
Share of losses	(10)	(5)

At December 31	$828	$715

Our share of the assets and liabilities of our associates and their results are as follows:

(Cdn$ in millions)	December 31, 2012	December 31, 2011

Share of associates’ financial position
Total assets	$863	$723
Total liabilities	35	8

Carrying amount of the investments	$828	$715

Our share of our associates’ losses was $10 million in 2012 and $5 million in 2011. Our associates had no revenue in 2012 and 2011.

Fort Hills Energy Limited Partnership

In November 2005, we acquired a 15% interest in the Fort Hills Energy Limited Partnership, which is developing the Fort Hills oil sands project in Alberta, Canada. Fort Hills is our only significant investment in an associate. As consideration for our initial 15% interest, we contributed 34% of the first $2.5 billion of project expenditures. In September 2007, we acquired an additional 5% interest, bringing our interest to 20%. In consideration for our additional 5% interest, we are required to contribute 27.5% of project expenditures after project spending reaches $2.5 billion and before project spending reaches $7.5 billion. Thereafter, we are responsible for funding our 20% share of development costs. In the event that the project is abandoned, all limited partners are required to make additional contributions such that the aggregate contributions of all partners equal $7.5 billion and any unexpended amount will be distributed to the partners according to their partnership interests. Project spending totalled $3.3 billion as of December 31, 2012, of which our share was $1.1 billion.

14.	PROPERTY, PLANT AND EQUIPMENT

(Cdn$ in millions)	Exploration and Evaluation	Mineral Properties and Leases	Land, Buildings, Plant and Equipment	Construction In-Progress	Total

Year ended December 31, 2011
Opening net book value	$1,190	$17,187	$3,886	$46	$22,309
Additions	36	240	935	83	1,294
Disposals	(18)	-	(5)	-	(23)
Depreciation	-	(538)	(389)	-	(927)
Transfers	-	-	96	(96)	-
Decommissioning and restoration
provision change in estimate	-	324	36	-	360
Capitalized borrowing costs	-	-	-	19	19
Other	(4)	(7)	3	4	(4)
Exchange differences	9	76	37	-	122

Closing net book value	$1,213	$17,282	$4,599	$56	$23,150

At December 31, 2011
Cost	1,213	19,881	9,018	56	30,168
Accumulated depreciation	-	(2,599)	(4,419)	-	(7,018)

Net book value	$1,213	$17,282	$4,599	$56	$23,150

Year ended December 31, 2012
Opening net book value	$1,213	$17,282	$4,599	$56	$23,150
Additions	662	382	1,340	-	2,384
Disposals	(10)	(2)	(4)	-	(16)
Depreciation	-	(562)	(436)	-	(998)
Transfers	-	59	(3)	(56)	-
Decommissioning and restoration
provision change in estimate	-	(73)	9	-	(64)
Capitalized borrowing costs	-	30	13	-	43
Other	(2)	(2)	(2)	-	(6)
Exchange differences	(10)	(68)	(38)	-	(116)

Closing net book value	$1,853	$17,046	$5,478	$-	$24,377

At December 31, 2012
Cost	1,853	20,188	10,246	-	32,287
Accumulated depreciation	-	(3,142)	(4,768)	-	(7,910)

Net book value	$1,853	$17,046	$5,478	$-	$24,377

14.	PROPERTY, PLANT AND EQUIPMENT (continued)

The carrying value of property, plant and equipment held under finance lease at December 31, 2012 is $150 million (2011 - $117 million). Ownership of leased assets remains with the lessor.

Borrowing costs are capitalized at a rate based on our cost of borrowing or at the rate on the project specific debt, as applicable. These projects are shown as part of mineral properties and leases or land, buildings, plant and equipment. Our weighted average borrowing rate used for capitalization of borrowing costs in 2012 was 5.30% (2011 – 7.84%).

Significant exploration and evaluation projects include Relincho, Galore Creek and oil sands properties.

15.	GOODWILL

(Cdn$ in millions)	Coal Operations	Quebrada Blanca	Carmen de Andacollo	Total

December 31, 2010	$1,203	$305	$129	$1,637
Foreign exchange translation	-	7	3	10

December 31, 2011	$1,203	$312	$132	$1,647
Foreign exchange translation	-	(7)	(3)	(10)

December 31, 2012	$1,203	$305	$129	$1,637

The allocation of goodwill to cash generating units or groups of cash generating units reflects how goodwill is monitored for internal management purposes.

We have performed our annual goodwill impairment testing and did not identify any impairment losses. The recoverable amounts for our goodwill impairment testing were determined based on a fair value less costs to sell basis. The fair value less costs to sell was calculated using a discounted cash flow methodology taking account of assumptions that would be made by market participants.

Cash flow projections are based on life of mine plans covering the expected life of each operation. For our coal operations, the cash flows cover periods from 24 to 30 years, after which a terminal value is determined. For Quebrada Blanca and Carmen de Andacollo cash flows include periods in excess of 20 years.

The key assumptions used to determine fair value less costs to sell are as follows:

Commodity Prices

Commodity price assumptions are based on management’s best estimates and are within the range of amounts used by market participants.

Reserves and Resources

Mineral reserves and mineral resources are included in projected cash flows based on mineral reserve and mineral resource estimates and exploration and evaluation work, undertaken by appropriately qualified persons as defined under National Instrument 43-101. Mineral resources are included where management has a high degree of confidence in their economic extraction, even though additional evaluation is still required to meet the requirement of reserve classification.

15.	GOODWILL (continued)

Operating Costs and Capital Expenditures

Operating costs and capital expenditures are based on life of mine plans and internal management forecasts. Cost assumptions incorporate management experience and expertise, current operating costs, the nature and location of each operation and the risks associated with each operation. Future capital expenditures are based on management’s best estimate of expected future capital requirements, which is generally for the extraction and processing of existing reserves and resources. All committed and anticipated capital expenditures based on future cost estimates have been included in the projected cash flows.

Discount Rates

Discount rates used are based on the weighted average cost of capital for a mining industry group and are calculated with reference to market information from third-party advisors. Adjustments to the rate are made for any risks that are not reflected in the underlying cash flows. Accordingly, a 5.5% real, post-tax discount rate was used to discount cash flow projections for our coal operations and a 6.8% real, post-tax discount rate was used to discount cash flow projections for Quebrada Blanca and Carmen de Andacollo.

Foreign Exchange Rates

Foreign exchange rates are based on internal forecasts for foreign exchange, benchmarked with external sources of information.

Inflation Rates

Inflation rates are based on management’s best estimate, in conjunction with information provided by third-party advisors, and take into account the average historical inflation rates for the location of each operation and central banks’ inflation targets.

Given the nature of expected future cash flows, the expected future cash flows used to determine the recoverable amount could change materially over time as they are significantly affected by the key assumptions described above.

16.	TRADE ACCOUNTS PAYABLE AND OTHER LIABILITIES

(Cdn$ in millions)	December 31, 2012	December 31, 2011

Trade accounts payable	$792	$787
Capital project accruals	174	104
Payroll-related liabilities	160	153
Commercial and government royalties	141	113
Accrued interest	134	132
Current portion of provisions (Note 20)	45	59
Current derivative liabilities (Note 20)	4	4
Other	18	83

	$1,468	$1,435

17.	DEBT

(Cdn$ in millions)	December 31, 2012		December 31, 2011

	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

7.0% notes due September 2012 (US$200 million) (a)	$-	$-	$203	$211
9.75% notes due May 2014 (US$530 million) (a)	-	-	514	635
5.375% notes due October 2015 (US$300 million)	297	330	304	336
10.25% notes due May 2016 (US$659 million) (a)	-	-	629	780
3.15% notes due January 2017 (US$300 million) (b)	297	313	303	316
3.85% notes due August 2017 (US$300 million)	294	322	300	326
2.5% notes due February 2018 (US$500 million) (a)	493	510	-	-
3.0% notes due March 2019 (US$500 million) (a)	493	515	-	-
10.75% notes due May 2019 (US$1,043 million) (a)	-	-	991	1,304
4.5% notes due January 2021 (US$500 million)	493	545	504	539
4.75% notes due January 2022 (US$700 million) (b)	691	774	706	765
3.75% notes due February 2023 (US$750 million) (a)	735	770	-	-
6.125% notes due October 2035 (US$700 million)	681	786	696	797
6.0% notes due August 2040 (US$650 million)	644	747	658	742
6.25% notes due July 2041 (US$1,000 million) (b)	983	1,182	1,005	1,166
5.2% notes due March 2042 (US$500 million) (a)	490	517	-	-
5.4% notes due February 2043 (US$500 million) (a)	492	535	-	-
Antamina senior revolving credit facility due April 2015 (c)	22	22	117	117
Other	90	90	105	105

	7,195	7,958	7,035	8,139

Less current portion of long-term debt	(35)	(35)	(359)	(367)

	$7,160	$7,923	$6,676	$7,772

The fair values of debt are determined using market values where available and cash flows based on our cost of borrowing for other items. The 2011 fair values of the 10.25% notes and the 10.75% notes are net of $99 million and $214 million, respectively, related to prepayment rights.

All obligations under the notes are directly guaranteed by TML except for the 5.375% and 6.125% notes which are supported by an arrangement similar in effect to a guarantee pursuant to which the trustee under these notes will, in the event of a default under the governing indenture, have the right to make a demand against TML in an amount equal to the amount due under the notes.

a)	Notes Issued and Retired in 2012

In February 2012, we issued US$500 million of senior unsecured notes due March 2019 and US$500 million of senior unsecured notes due March 2042. The 2019 notes bear interest at 3.00% per annum and were issued at 99.705% of face value. The 2042 notes bear interest at 5.20% per annum and were issued at 99.533% of face value.

In August 2012, we issued US$500 million of senior unsecured notes due February 2018, US$750 million of senior unsecured notes due February 2023 and US$500 million of senior unsecured notes due February 2043. The 2018 notes bear interest at 2.50% per annum and were issued at 99.690% of face value. The 2023 notes bear interest at 3.75% per annum and were issued at 99.188% of face value. The 2043 notes bear interest at 5.40% per annum and were issued at 99.808% of face value.

17.	DEBT (continued)

Net proceeds from these issues were US$2.7 billion after underwriting discounts and issue costs. The majority of the net proceeds, in addition to cash on hand, was used to redeem US$530 million of the 9.75% notes due 2014, US$659.5 million of the 10.25% notes due 2016, US$1.04 billion of the 10.75% notes due 2019 and to settle the 7.00% notes that matured in September 2012. The total payment, including the premium for the repurchase, was US$2.85 billion. We recorded an accounting charge of US$965 million in the year in connection with the redemptions.

b)	Notes Issued in 2011

In July 2011, we issued US$300 million of senior unsecured notes due January 2017, US$700 million of senior unsecured notes due January 2022, and US$1.0 billion of senior unsecured notes due July 2041. The 2017 notes bear interest at 3.15% per annum and were issued at 99.964% of face value. The 2022 notes bear interest at 4.75% per annum and were issued at 99.843% of face value. The 2041 notes bear interest at 6.25% and were issued at 99.715% of face value.

Net proceeds from these three issues were US$1.98 billion after underwriting discounts and issue costs.

c)	Antamina Facility

The Antamina revolving credit facility is our proportionate share of Antamina’s five-year revolving term bank facility with full repayment due at maturity in 2015 and is the obligation of Antamina. The facility, which is denominated in U.S. dollars, is non-recourse to us and the other Antamina project sponsors and may be renewed and extended annually with the concurrence of the participating banks. The outstanding amount under the facility bears interest at LIBOR plus a margin.

d)	Optional Redemptions

All of our outstanding notes are callable at any time by repaying the greater of the principal amount plus accrued interest and the present value of the principal and interest amounts discounted at a comparable treasury yield plus a stipulated spread. The 2023, 2042 and 2043 notes issued in 2012 are callable at 100% at any time on or after November 1, 2022, September 1, 2041 and August 1, 2042 respectively. The 2022 and 2041 notes issued in 2011 are callable at 100% at any time on or after October 15, 2021 and January 15, 2041 respectively. The 2021 notes are callable at 100% on or after October 15, 2020 and the 2040 notes are callable at 100% on or after February 15, 2040.

e)	Revolving Facilities

At December 31, 2012 we had committed revolving credit facilities aggregating $1.1 billion, of which $1.0 billion is available until 2016 and $100 million is available until 2013, and a $150 million uncommitted demand revolving credit facility. Net of $178 million of letters of credit issued, the unused portion of these credit facilities is $1.1 billion at December 31, 2012. In addition, we have issued stand-alone letters of credit for $685 million at December 31, 2012 in respect of environmental and other bonding requirements.

Any funds drawn under the $1.0 billion revolving credit facility are due in full at maturity and are guaranteed by TML. Any outstanding amounts under the facility bear interest at LIBOR plus an applicable margin based on our credit ratings. The facility requires a maximum total debt to total capitalization ratio of 0.5 to 1. As at December 31, 2012 we are in compliance with all debt covenants and default provisions.

17.	DEBT (continued)

f)	Scheduled Principal Payments

At December 31, 2012 the scheduled principal payments during the next five years and thereafter are as follows:

($ in millions)	US$	Cdn$

2013	$35	$35
2014	6	6
2015	327	325
2016	3	3
2017	602	599
Thereafter	6,340	6,307

Total	$7,313	$7,275

18.	INCOME AND RESOURCE TAXES

a)	Provision for Income and Resource Taxes

(Cdn$ in millions)	2012	2011

Current
Current taxes on profits for the year	$524	$702
Adjustments for current tax of prior periods	(7)	(5)

Total current tax	$517	$697

Deferred
Origination and reversal of temporary differences	$141	$706
Adjustments to deferred tax of prior periods	(52)	8
Tax losses not recognized (recognition of previously unrecognized losses)	6	(13)
Effect of newly enacted change in tax rates	3	-

Total deferred tax	98	701

	$615	$1,398

b)	Reconciliation of income and resource taxes calculated at the statutory rates to the actual tax provision is as follows:

(Cdn$ in millions)	2012	2011

Tax expense at the Canadian statutory income tax rate of 25.15% (2011 – 26.68%)	$374	$1,111

Tax effect of:
Resource taxes, net of resource and depletion allowances	172	253
Non-temporary differences including one-half of capital gains and losses	47	13
Tax losses not recognized (recognition of previously unrecognized losses)	6	(13)
Effect of newly enacted change in tax rates	3	-
Benefit of change in expected timing of temporary difference reversals	-	(42)
Withholding taxes	24	56
Difference in tax rates in foreign jurisdictions	57	38
Tax settlements and revisions to prior year estimates	(59)	3
Other	(9)	(21)

	$615	$1,398

The Canadian statutory tax rate decreased to 25.15% due to legislated changes.

18.	INCOME AND RESOURCE TAXES (continued)

c)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

(Cdn$ in millions)	2012	2011

Deferred tax assets
Expected to be reversed after more than a year	$124	$316
Expected to be reversed within a year	105	(136)

	$229	$180
Deferred tax liabilities
Expected to be reversed after more than a year	5,465	5,114
Expected to be reversed within a year	(18)	228

	5,447	5,342

Net deferred tax liabilities	$5,218	$5,162

d)	The amount of deferred tax expense charged (credited) to the income statement is as follows:

(Cdn$ in millions)	2012	2011

Net operating loss carry forwards	$119	$24
Capital allowances in excess of depreciation	207	473
Decommissioning and restoration provisions	(46)	18
Amounts relating to non-coterminous partnership year-ends	(236)	80
Unrealized foreign exchange losses	(42)	(25)
Other temporary differences	96	131

	$98	$701

e)	Temporary differences giving rise to deferred income and resource tax assets and liabilities are as follows:

(Cdn$ in millions)	December 31, 2012	December 31, 2011

Net operating loss carry forwards	$569	$577
Property, plant and equipment	(112)	(19)
Decommissioning and restoration provisions	29	35
Amounts relating to non-coterminous partnership year-ends	(215)	(278)
Unrealized foreign exchange	(23)	(65)
Other temporary differences	(19)	(70)

Deferred income and resource tax assets	$229	$180

Net operating loss carry forwards	$(505)	$(615)
Property, plant and equipment	5,934	5,830
Decommissioning and restoration provisions	(256)	(204)
Amounts relating to non-coterminous partnership year-ends	255	428
Other temporary differences	19	(97)

Deferred income and resource tax liabilities	$5,447	$5,342

18.	INCOME AND RESOURCE TAXES (continued)

f)	The gross movement on the net deferred income tax account is as follows:

(Cdn$ in millions)	2012	2011

As at January 1	$5,162	$4,554
Income statement change	98	701
Tax charge (credit) relating to components of other comprehensive income	(10)	(76)
Foreign exchange and other differences	(32)	(17)

As at December 31	$5,218	$5,162

g)	Deferred Tax Liabilities Not Recognized

Deferred tax liabilities of $370 million (2011 - $367 million) have not been recognized on the unremitted earnings of controlled subsidiaries, branches and interest in joint ventures as the timing of remittance for these earnings is in our control and it is probable that these earnings will not be repatriated for the foreseeable future.

We reduced our provision for withholding taxes by $26 million within the year based on our plans for repatriation or reinvestment of the earnings of foreign subsidiaries.

h)	Loss Carry Forwards and Canadian Development Expenses

At December 31, 2012, we had $4.26 billion of Canadian federal net operating loss carry forwards (2011 - $4.74 billion). These loss carry forwards expire at various dates between 2013 and 2031. We also had $2.56 billion of cumulative Canadian development expenses at December 31, 2012 (2011 - $3.62 billion), which are deductible for income tax purposes on a declining balance basis at a maximum rate of 30% per year.

i)	Deferred Tax Assets Not Recognized

We have not recognized $226 million (2011 - $237 million) of deferred tax assets in jurisdictions and entities that do not have established sources of taxable income.

j)	Subsequent Event

Subsequent to year end, the Government of British Columbia announced a 1% increase in corporate income tax rates. If enacted, this would result in an approximately $65 million non-cash charge to earnings in respect of our existing deferred tax liabilities.

19.	RETIREMENT BENEFIT PLANS

We have defined contribution pension plans for certain groups of employees. Our share of contributions to these plans is expensed in the year it is earned by the employee.

We have various defined benefit pension plans that provide benefits based principally on employees’ years of service. These plans are only available to certain qualifying employees. The plans are “flat-benefit” or “final-pay” plans. Annual contributions to these plans are actuarially determined and made at or in excess of minimum requirements prescribed by legislation. All of our defined benefit pension plans are actuarially evaluated for funding purposes on a three-year cycle. The most significant plan, which accounts for 34% of our accrued benefit obligation at December 31, 2012, was last actuarially evaluated on December 31, 2011. We also have several post-retirement plans, which provide post-retirement medical and life insurance benefits to certain qualifying employees.

a)	Actuarial Valuation of Plans

(Cdn$ in millions)	2012		2011

	Defined	Non-pension	Defined	Non-pension
	Benefit	Post-	Benefit	Post-
	Pension	Retirement	Pension	Retirement
	Plans	Benefit Plans	Plans	Benefit Plans

Accrued benefit obligation
Balance at beginning of year	$1,821	$412	$1,588	$377
Current service cost	41	10	33	9
Benefits paid	(108)	(11)	(94)	(11)
Interest cost	82	19	81	20
Obligation experience adjustments	4	5	15	(38)
Past service costs arising from plan improvements	36	27	56	14
Foreign currency exchange rate changes	(2)	(1)	2	2
Effect of change in actuarial assumptions	110	38	140	39

Balance at end of year	1,984	499	1,821	412

Plan assets
Fair value at beginning of year	1,543	-	1,452	-
Expected return on plan assets	102	-	100	-
Asset experience adjustments	51	-	(27)	-
Benefits paid	(108)	(11)	(94)	(11)
Contributions by the employer	142	11	111	11
Foreign currency exchange rate changes	(1)	-	1	-

Fair value at end of year	1,729	-	1,543	-

Funding surplus (deficit)	(255)	(499)	(278)	(412)

Unvested past service costs	-	16	-	5

Net accrued retirement benefit liability	$(255)	$(483)	$(278)	$(407)

Represented by:
Pension assets (Note 12)	$5	$-	$6	$-
Accrued retirement benefit liability	(260)	(483)	(284)	(407)

Net accrued retirement benefit liability	$(255)	$(483)	$(278)	$(407)

19.	RETIREMENT BENEFIT PLANS (continued)

Additional information about our plans is as follows:

(Cdn$ in millions)	2010		2009		2008

	Defined	Non-pension	Defined	Non-pension	Defined	Non-pension
	Benefit	Post-	Benefit	Post-	Benefit	Post-
	Pension	Retirement	Pension	Retirement	Pension	Retirement
	Plans	Benefit Plans	Plans	Benefit Plans	Plans	Benefit Plans

Accrued benefit obligation
Obligation experience
adjustments	$(2)	$8	$(3)	$13	$20	$3
Effect of change in
actuarial assumptions	148	42	205	44	(257)	(65)
Accrued benefit
obligation at year end	1,588	377	1,428	312	1,224	248

Plan assets
Asset experience
adjustments	70	-	54	-	(240)	-
Fair value of plan
assets at year end	1,452	-	1,304	-	1,213	-

Funding surplus (deficit)	$(136)	$(377)	$(124)	$(312)	$(11)	$(248)

b)	Funded Status

The funded status of our defined benefit pension plans is as follows:

(Cdn$ in millions)	2012			2011

	Plans Where	Plans Where		Plans Where	Plans Where
	Assets Exceed Retirement	Retirement Benefit Obligations		Assets Exceed Retirement	Retirement Benefit Obligations
	Benefit Obligations	Exceed Assets	Total	Benefit Obligations	Exceed Assets	Total

Plan assets	$40	$1,689	$1,729	$39	$1,504	$1,543
Retirement benefit obligations	(35)	(1,949)	(1,984)	(33)	(1,788)	(1,821)

Excess (deficit) of plan assets
over retirement benefit obligations	$5	$(260)	$(255)	$6	$(284)	$(278)

The $260 million (2011 - $284 million) pension liability and $483 million (2011 - $407 million) post-retirement benefit liability include a current portion of $4 million (2011 - $4 million) and $12 million (2011 - $11 million), respectively, representing the expected benefits payable in the next 12 months under plans that are not pre-funded.

Our total cash payments for pension and other employee future benefits for 2012, including cash contributed to defined benefit and defined contribution pension plans and cash payments made directly to beneficiaries, were $186 million (2011 - $149 million). We expect to contribute $163 million to our defined contribution and defined benefit pension plans in 2013 based on minimum funding requirements.

19.	RETIREMENT BENEFIT PLANS (continued)

c)	Significant Assumptions

The assumptions used to calculate annual expenses are those used to calculate the accrued retirement benefit obligation at the end of the previous year. The expected long-term rate of return on plan assets is developed based on the historical and projected returns for each asset class, as well as the target asset allocation for the pension portfolio. Projected rates of return for fixed income securities and equities are developed using a model that factors in long-term government debt rates, real bond yield trend, inflation and equity premiums, based on a combination of historical experience and future expectations. The discount rate used to determine the accrued retirement benefit obligation is determined by reference to the market interest rates of high-quality debt instruments at the measurement date.

Weighted average assumptions used to calculate the accrued retirement benefit obligation at the end of each year are as follows:

	2012		2011

		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Discount rate	3.90%	3.90%	4.41%	4.43%
Inflation rate	2.00%	2.00%	2.25%	2.25%
Assumed long-term rate of return on assets	6.75%	-	6.75%	-
Rate of increase in future compensation	3.25%	3.25%	3.50%	3.50%
Initial medical trend rate	-	7.50%	-	7.50%
Ultimate medical trend rate	-	5%	-	5%
Years to reach ultimate medical trend rate	-	6	-	6
Dental trend rates	-	4%	-	4%

d)	Employee Future Benefits Expense

The amount of employee future benefits expense recognized in profit is as follows:

(Cdn$ in millions)	2012		2011

		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans

Current service cost	$41	$10	$33	$9
Interest cost	82	19	81	20
Expected return on plan assets	(102)	-	(100)	-
Past service cost	36	16	56	9
	$57	$45	$70	$38

Of the total expense, $101 million (2011 - $103 million), $2 million (2011 - $4 million), and $(1) million (2011 - $1 million) was included in operating expenses, general and administration expenses and finance income and expenses, respectively.

19.	RETIREMENT BENEFIT PLANS (continued)

The defined contribution expense for 2012 was $33 million (2011 - $27 million), of which $27 million is included in cost of sales (2011 - $20 million) and $6 million in general and administration expenses (2011 - $7 million).

The amounts recognized in other comprehensive income during the year are as follows:

(Cdn$ in millions)	2012		2011

		Non-Pension		Non-Pension
	Defined	Post-	Defined	Post-
	Benefit	Retirement	Benefit	Retirement
	Pension	Benefit	Pension	Benefit
	Plans	Plans	Plans	Plans
Actuarial losses	$63	$43	$182	$1
Total amount recognized in other comprehensive income	63	43	182	1
Total cumulative amount recognized in retained earnings	$316	$92	$253	$49

e)	Health Care Sensitivity

A 1% change in the initial and ultimate medical trend rate assumptions would have the following effect on our post-retirement obligations and expense:

	2012		2011

(Cdn$ in millions)	Increase (Decrease) in Service and Interest Cost	Increase (Decrease) in Obligation	Increase (Decrease) in Service and Interest Cost	Increase (Decrease) in Obligation

Effect of 1% increase in medical trend rate	$6	$87	$5	$67
Effect of 1% decrease in medical trend rate	(4)	(68)	(4)	(52)

f)	Investment of Plan Assets

The assets of our defined benefit pension plans are managed by pension asset fund managers under the oversight of the Teck Resources Limited Executive Pension Committee.

Our pension plan investment strategies support the objectives of each defined benefit plan and are related to the plan demographics and timing of expected benefit payments to plan members. The objective for the plan asset portfolios is to achieve annual portfolio returns over a four-year period in excess of the annual percentage change in the Consumer Price Index plus a certain premium.

To achieve this objective, a strategic asset allocation policy has been developed for each defined benefit plan. The asset allocation is monitored quarterly and rebalanced if the funds in an asset class exceed their allowable allocation ranges. We review the investment guidelines for each plan at least annually, and the portfolio and investment managers’ performance is monitored quarterly.

19.	RETIREMENT BENEFIT PLANS (continued)

The composition of the defined benefit pension plan assets at December 31, 2012 and 2011, and the weighted average target composition for 2013 are as follows:

	2013 Target	2012 Actual	2011 Actual

Equity securities	45%	52%	48%
Debt securities	40%	35%	39%
Real estate and other	15%	13%	13%

	100%	100%	100%

20.	OTHER LIABILITIES AND PROVISIONS

(Cdn$ in millions)	December 31, 2012	December 31, 2011

Provisions (a)	$1,399	$1,430
Derivative liabilities (net of current portion of $4 million, 2011 - $4 million)	7	3
Other	64	62

	$1,470	$1,495

a)	Provisions

The following table summarizes the movements in provisions for the year ended December 31, 2012:

(Cdn$ in millions)	Decommissioning and Restoration Provisions	Other	Total

At January 1, 2012	$1,428	$61	$1,489
New provisions and changes to existing provisions expensed	1	2	3
Used during the year	(36)	(6)	(42)
New provisions and changes to existing capitalized provisions	(64)	-	(64)
Unwinding of discount	67	-	67
Exchange differences	(7)	(2)	(9)
At December 31, 2012	1,389	55	1,444
Less current provisions	(38)	(7)	(45)

Non-current provisions	$1,351	$48	$1,399

Decommissioning and Restoration Provisions

The decommissioning and restoration provision represents the present value of estimated costs for required future decommissioning and other site restoration activities. The majority of the decommissioning and site restoration expenditures occur at the end of the life of the related operation. Remaining lives of mines and infrastructure range from three years to over 100 years. Therefore, it is anticipated that these costs will be incurred over a period in excess of 100 years. In 2012, the decommissioning and restoration provision was calculated using discount rates between 4.95% and 5.95%. We also used an inflation rate of 2.00% in our cash flow estimates. The decommissioning and restoration provision includes $111 million (2011 - $126 million) in respect of closed operations.

During the fourth quarter of 2012, we updated the cash flow estimates for our decommissioning and restoration provisions, primarily relating to selenium management at our coal mines, and an additional provision for closed mines. As a result of this change in estimate, the provision increased by $194 million compared to the third quarter.

20.	OTHER LIABILITIES AND PROVISIONS (continued)

The increase of $194 million in the fourth quarter was offset by a decrease of $179 million in the provision due to a change in the discount rate, resulting in a total increase to the provision of $15 million compared to the third quarter.

21.	EQUITY

a)	Authorized Share Capital

Our authorized share capital consists of an unlimited number of Class A common shares without par value, an unlimited number of Class B subordinate voting shares (“Class B shares”) without par value and an unlimited number of preferred shares without par value issuable in series.

Class A common shares carry the right to 100 votes per share. Class B shares carry the right to one vote per share. Each Class A common share is convertible, at the option of the holder, into one Class B share. In all other respects, the Class A common shares and Class B shares rank equally.

The attributes of the Class B shares contain so called “coattail provisions,” which provide that, in the event that an offer (an “Exclusionary Offer”) to purchase Class A common shares, which is required to be made to all or substantially all holders thereof, is not made concurrently with an offer to purchase Class B shares on identical terms, then each Class B share will be convertible into one Class A common share.

The Class B shares will not be convertible in the event that an Exclusionary Offer is not accepted by holders of a majority of the Class A common shares (excluding those shares held by the person making the Exclusionary Offer). If an offer to purchase Class A common shares does not, under applicable securities legislation or the requirements of any stock exchange having jurisdiction, constitute a “takeover bid,” or is otherwise exempt from any requirement that such offer be made to all or substantively all holders of Class A common shares, the coattail provisions do not apply.

b)	Class A Common Shares and Class B Subordinate Voting Shares Issued and Outstanding

	Class A	Class B Subordinate
Shares (in 000’s)	Common Shares	Voting Shares

At December 31, 2010	9,353	581,247

Options exercised (c)	-	245
Acquired and cancelled pursuant to a normal course issuer bid	-	(4,288)

At December 31, 2011	9,353	577,204

Options exercised (c)	-	188
Acquired and cancelled pursuant to a normal course issuer bid (e)	-	(4,479)

At December 31, 2012	9,353	572,913

c)	Share Options

Under our current share option plan, 10 million Class B shares have been set aside for the grant of share options to full-time employees, of which 7.7 million remain available for grant. The exercise price for each option is the closing price for our Class B shares on the last trading day before the date of grant. Our share options are settled through the issuance of Class B shares.

During the year ended December 31, 2012, we granted 1,524,821 Class B share options at market prices to employees. These share options have a weighted average exercise price of $39.24, vest in equal amounts over three years and have a term of 10 years.

21.	EQUITY (continued)

The weighted average fair value of Class B share options granted in the year was estimated at $12.15 per option (2011 - $19.44) at the grant date based on the Black-Scholes option-pricing model using the following assumptions:

	2012	2011

Weighted average exercise price	$39.24	$58.71
Dividend yield	2.04%	1.02%
Risk-free interest rate	1.38%	2.63%
Expected option life	4.2 years	4.2 years
Expected volatility	43%	41%
Forfeiture rate	2.50%	2.13%

The expected volatility is based on a statistical analysis of daily share prices over the expected option life.

Outstanding share options are as follows:

	2012		2011

		Weighted		Weighted
		Average		Average
	Shares (in 000’s)	Exercise Price	Shares (in 000’s)	Exercise Price

Outstanding at beginning of year	5,768	$30.51	5,228	$24.79
Granted	1,525	39.24	910	58.71
Exercised	(188)	8.27	(245)	15.75
Forfeited	(172)	43.23	(122)	24.75
Expired	(80)	39.21	(3)	43.74

Outstanding at end of year	6,853	$32.65	5,768	$30.51

Vested and exercisable at end of year	4,471	$27.00	3,334	$27.56

The average share price during the year was $33.74 (2011 - $45.69).

Information relating to share options outstanding at December 31, 2012 is as follows:

Outstanding Share Options (in 000’s)	Exercise Price Range		Weighted Average Remaining Life of Outstanding Options (months)

1,491	$ 4.15 -	$ 12.35	74
6	$ 12.36 -	$ 33.19	77
1,414	$ 33.20 -	$ 35.53	32
3,096	$ 35.54 -	$ 49.17	87
846	$ 49.18 -	$ 58.80	98

6,853	$ 4.15 -	$ 58.80	74

Total share option compensation expense recognized for the year was $16 million (2011 - $14 million).

21.	EQUITY (continued)

d)	Deferred Share Units and Restricted Share Units

Under our Deferred Share Unit (“DSU”) or Restricted Share Unit (“RSU”) plan, directors and employees may receive either DSUs or RSUs, each of which entitle the holder to a cash payment equal to the market value of one Class B share at the time they are redeemed. DSUs vest immediately for directors and after three years for employees. RSUs vest no later than three years for employees and directors. On retirement the units are pro-rated to reflect the period of vesting completed. Units vest on a pro-rata basis should employees be terminated without cause and are forfeited if employees resign or are terminated with cause.

DSUs may only be redeemed within 12 months from the date a holder ceases to be an employee or director while RSUs must vest no later than three years measured from the date of grant.

Additional units are issued to holders of DSUs and RSUs to reflect dividends paid on Class B subordinate voting shares and other adjustments to Class B shares.

Total DSU and RSU activity is as follows:

	2012		2011
	DSUs and RSUs (in 000’s)	Weighted Average Grant Date Fair Value	DSUs and RSUs (in 000’s)	Weighted Average Grant Date Fair Value

Total units at beginning of year	1,957	$30.72	3,683	$12.62
Granted	683	39.03	415	58.30
Forfeited	(73)	43.62	(91)	16.13
Redeemed	(518)	29.33	(2,101)	4.81
Dividends and other adjustments	63	32.24	51	21.50

Total units at end of year	2,112	$33.35	1,957	$30.72

In 2012, we recognized compensation costs of $18 million for our DSUs and RSUs (2011 - $35 million recovery recognized). The total liability for vested DSUs and RSUs as at December 31, 2012 was $55 million (2011 - $56 million). The fair value of the DSUs and RSUs is based on the December 31, 2012 closing price of our Class B shares.

At December 31, 2012, we had 1,293,778 DSUs (2011 - 1,241,662) and 818,314 RSUs outstanding (2011 - 714,862).

e)	Normal Course Issuer Bid

Our normal course issuer bid, which commenced on June 28, 2012, allows us to purchase up to 20 million Class B shares until June 27, 2013 or an earlier date if we complete such purchases. At December 21, 2012, we had 16.2 million shares available to repurchase under this bid.

21.	EQUITY (continued)

f)	Accumulated Comprehensive Income

(Cdn$ in millions)	2012	2011

Accumulated other comprehensive income – beginning of year	$14	$45
Currency translation differences:
Unrealized gains (losses) on translation of foreign subsidiaries	(195)	103

Foreign exchange differences on debt designated as a hedge of our investment in foreign subsidiaries (net of taxes of $(21) for 2012 and $3 for 2011)	146	(26)

	(49)	77
Available-for-sale financial assets:
Unrealized gains (losses) (net of taxes of $(1) for 2012 and $13 for 2011)	20	(57)
Gains reclassified to profit (net of taxes of $3 for 2012 and $(1) for 2011)	(23)	(49)

	(3)	(106)
Derivatives designated as cash flow hedges:
Unrealized gains (net of taxes of $(2) for 2012 and $nil for 2011)	8	7

Gains reclassified to profit on realization (net of taxes of $2 for 2012 and $2 for 2011)	(9)	(9)
	(1)	(2)
Actuarial loss on retirement benefit plans (net of taxes of $33 for 2012 and $59 for 2011)	(73)	(124)

Total other comprehensive loss	(126)	(155)

Less actuarial loss on retirement benefit plans recorded in retained earnings	73	124

Accumulated other comprehensive income (loss) – end of year	$(39)	$14

The components of accumulated other comprehensive income (loss) are as follows:

(Cdn$ in millions)	2012	2011

Currency translation differences	$(39)	$10
Unrealized gains on available for sale financial assets (net of taxes of $nil for 2012 and $(2) for 2011)	-	3
Unrealized gains on cash flow hedges (net of taxes of $nil for 2012 and $nil for 2011)	-	1

Accumulated other comprehensive income (loss)	$(39)	$14

Accumulated other comprehensive income (loss) attributed to:
Shareholders of the company	$(35)	$16
Non-controlling interests	(4)	(2)

	$(39)	$14

21.	EQUITY (continued)

g)	Earnings Per Share

The following table reconciles our basic and diluted earnings per share:

(Cdn$ in millions, except per share data)	2012	2011

Net basic and diluted profit attributable to shareholders of the company	$811	$2,668

Weighted average shares outstanding (000’s)	585,522	590,424
Dilutive effect of share options	1,379	2,208

Weighted average diluted shares outstanding	586,901	592,632

Basic earnings per share	$1.39	$4.52
Diluted earnings per share	$1.38	$4.50

At December 31, 2012, there were 5,013,079 (2011 - 947,511) potentially dilutive shares that have not been included in the diluted earnings per share calculation for the periods presented because their effect is anti-dilutive.

h)	Dividends

We declared dividends of $0.40 and $0.45 per share in the second and fourth quarters of 2012, and $0.30 and $0.40 per share in the second and fourth quarters of 2011, respectively. Dividends of $0.45 per share with a record date of December 14, 2012, were paid in January, 2013.

22.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at December 31, 2012, or with respect to future claims, cannot be predicted with certainty. Significant contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin

TAI continues studies under the 2006 settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to conduct a remedial investigation on the Upper Columbia River in Washington State.

The Lake Roosevelt litigation involving TML in the Federal District Court for the Eastern District of Washington continues.

In September, TML entered into an agreement with the plaintiffs, agreeing that certain facts were established for purposes of the litigation. The agreement stipulates that some portion of the slag discharged from our Trail Operations into the Columbia River between 1896 and 1995, and some portion of the effluent discharged from Trail Operations, have been transported to and are present in the Upper Columbia River in the United States, and that some hazardous substances from the slag and effluent have been released into the environment within the United States. In October, the Federal District Court for the Eastern District of Washington heard argument with respect to personal jurisdiction and certain legal issues with respect to the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). In December the court found in favour of the plaintiffs in phase one of the case, issuing a declaratory judgement that Teck is liable under CERCLA for response costs, the amount of which will be determined in a subsequent phase of the case. TML has filed a notice of appeal with respect to the decision. The subsequent hearing, with respect to claims for natural resource damages and costs, is expected to be deferred while the remedial investigation and feasibility study being undertaken by TAI are completed, which is currently expected to occur in 2015.

22.	CONTINGENCIES, (continued)

There is no assurance that we will ultimately be successful in our defence of the litigation or that we or our affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the EPA settlement agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or to assess our potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and damage to resources found, the cost of remediation may be material.

23.	COMMITMENTS

a)	Capital Commitments

As at December 31, 2012, we had contracted for $478 million (2011 - $115 million) of capital expenditures that have not yet been incurred for the purchase of property, plant and equipment.

b)	Operating Lease Commitments

We lease office premises, mobile equipment and rail cars under operating leases. The lease terms are between one year and 10 years.

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

(Cdn$ in millions)	2012	2011

Less than one year	$55	$43
1 to 5 years	74	91
Thereafter	19	26

	$148	$160

Lease rentals amounting to $9 million (2011 - $9 million) for office premises, $26 million (2011 - $29 million) for mobile equipment and $8 million (2011 - $5 million) for rail cars are included in the statement of income.

c)	Red Dog Commitments

In accordance with the operating agreement governing the Red Dog mine, TAK pays a royalty to NANA Regional Corporation Inc. (“NANA”) on the net proceeds of production. A 25% royalty became payable in the third quarter of 2007 after we had recovered cumulative advance royalties previously paid to NANA. The net proceeds of production royalty rate will increase by 5% every fifth year to a maximum of 50%. The increase to 30% of net proceeds of production occurred in the fourth quarter of 2012. An expense of US$137 million was recorded in 2012 (2011 – US$129 million) in respect of this royalty.

TAK leases road and port facilities from the Alaska Industrial Development and Export Authority through which it ships all concentrates produced at the Red Dog operation. The lease requires TAK to pay a minimum annual user fee of US$18 million, but has no minimum tonnage requirements.

TAK has also entered into agreements for the transportation and handling of concentrates from the mill site. These agreements have varying terms expiring at various dates through 2015 and include provisions for extensions. There are minimum tonnage requirements and the minimum annual fees amount to approximately US$4 million for 2013 and 2014 and US$2 million for 2015 with adjustment provisions based on variable cost factors.

d)	Antamina Royalty

Our interest in the Antamina mine is subject to a net profits royalty equivalent to 7.4% of our share of the mine’s free cash flow. An expense of $7 million was recorded in 2012 (2011 - $19 million) in respect of this royalty.

23.	COMMITMENTS (continued)

e)	Forward Purchase Commitments

We have a number of forward purchase commitments for the purchase of concentrates, for shipping and distribution of products and for other process inputs, which are incurred in the normal course of business. During the year, we entered into arrangements for the purchase of power in future periods for the expansion of our Quebrada Blanca Operations. The majority of these contracts are subject to force majeure provisions.

f)	Sale of Interest in Gold Reserves and Resources

In 2010, Carmen de Andacollo sold an interest in the gold reserves and resources of the Carmen de Andacollo Operation to Royal Gold. Under the agreement, Royal Gold is entitled to 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

24.	SEGMENTED INFORMATION

Based on the primary products we produce and our development projects, we have five reportable segments - copper, coal, zinc, energy and corporate - which is the way we report information to our Chief Executive Officer. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other operating expenses include general and administration costs, exploration, research and development, and other operating income (expense). Sales between segments are carried out at arm’s length prices.

(Cdn$ in millions)	December 31, 2012

	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	$3,142	$4,647	$2,764	$4	$-	$10,557
Less: Inter-segment revenues	-	-	(214)	-	-	(214)

Revenues	3,142	4,647	2,550	4	-	10,343

Gross profit	1,129	1,563	373	1	-	3,066
Other operating income (expenses)	(39)	(2)	(14)	-	(226)	(281)
Profit from operations	1,090	1,561	359	1	(226)	2,785
Net finance expense	(6)	(24)	(23)	-	(389)	(442)
Non-operating income (expenses)	-	-	-	-	(848)	(848)
Share of losses of associates	-	-	-	(6)	(4)	(10)

Profit before tax	1,084	1,537	336	(5)	(1,467)	1,485

Capital expenditures	865	641	213	60	30	1,809

Goodwill	434	1,203	-	-	-	1,637

Total assets	8,054	17,332	4,632	1,828	2,771	34,617

24.	SEGMENTED INFORMATION (continued)

(Cdn$ in millions)	December 31, 2011

	Copper	Coal	Zinc	Energy	Corporate	Total

Segment revenues	$3,108	$5,641	$3,015	$-	$-	$11,764
Less: Inter-segment revenues	-	-	(250)	-	-	(250)

Revenues	3,108	5,641	2,765	-	-	11,514

Gross profit	1,369	2,800	708	-	-	4,877
Other operating income (expenses)	(102)	(10)	(76)	-	(233)	(421)
Profit from operations	1,267	2,790	632	-	(233)	4,456
Net finance expense	(5)	(31)	(19)	-	(427)	(482)
Non-operating income (expenses)	-	-	-	-	197	197
Share of losses of associates	-	-	-	(2)	(3)	(5)

Profit before tax	1,262	2,759	613	(2)	(466)	4,166

Capital expenditures	538	524	106	49	19	1,236

Goodwill	444	1,203	-	-	-	1,647

Total assets	7,538	17,186	4,952	1,152	3,391	34,219

The geographical distribution of our non-current assets are as follows:

(Cdn$ in millions)	December 31, 2012	December 31, 2011

Canada	$20,639	$19,460
Chile	4,727	4,565
United States	788	883
Other	688	604

	$26,842	$25,512

Non-current assets attributed to geographical locations exclude deferred tax assets and financial and other assets.

24.	SEGMENTED INFORMATION (continued)

Revenues are attributed to regions based on the location of the customer and are as follows:

(Cdn$ in millions)	2012	2011

Asia
China	$2,615	$1,724
Japan	1,762	2,145
South Korea	909	1,416
Other	719	1,029
Americas
United States	1,159	1,673
Canada	890	678
Latin America	428	707
Europe
Germany	463	803
Bulgaria	338	221
Finland	260	210
Other	800	908

	$10,343	$11,514

25.	JOINT VENTURES

Our Antamina operation, in which we have a 22.5% interest, and Galore Creek, in which we have a 50% interest, are the primary entities accounted for using the proportionate consolidation method. We also proportionately consolidate the Waneta Dam (66.7%) and Wintering Hills Wind Power Facility (30%), which are assets that we jointly control. Our share of the assets, liabilities, revenues, expenses and cash flows of these operations is as follows:

(Cdn$ in millions)	December 31, 2012	December 31, 2011

Assets
Cash and cash equivalents	$85	$59
Other current assets	230	219
Long-term assets	1,333	1,237

	$1,648	$1,515

Liabilities and equity
Current liabilities	$101	$245
Long-term debt	22	24
Other long-term liabilities	185	184
Equity	1,340	1,062

	$1,648	$1,515

25.	JOINT VENTURES (continued)

(Cdn$ in millions)	2012	2011

Profit
Revenues	$901	$800
Operating and other expenses	(317)	(302)
Provision for income and resource taxes	(212)	(165)

Profit	$372	$333

Cash flow
Operating activities	$367	$406
Investing activities	(155)	(201)
Financing activities	(110)	(10)
Distributions to Teck	(74)	(219)
Effect of exchange rates on cash	(2)	2

Increase (decrease) in cash	$26	$(22)

We have purchase and shipping commitments of approximately $235 million over the next five years relating to our interests in joint ventures.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

a)	Financial Risk Management

Our activities expose us to a variety of financial risks, which include foreign exchange risk, interest rate risk, commodity price risk, credit risk, liquidity risk and other risks associated with capital markets. From time to time, we may use foreign exchange, commodity price and interest rate contracts to manage exposure to fluctuations in these variables. We do not have a practice of trading derivatives. Our use of derivatives is based on established practices and parameters to mitigate risk and is subject to the oversight of our Hedging Committee and our Board of Directors.

Liquidity Risk

Liquidity risk arises from our general and capital financing needs. We have planning, budgeting and forecasting processes to help determine our funding requirements to meet various contractual and other obligations. Note 17 details our available credit facilities as at December 31, 2012.

Contractual undiscounted cash flow requirements for financial liabilities as at December 31, 2012 are as follows:

	Less Than			More Than
(Cdn$ in millions)	1 Year	2-3 Years	4-5 Years	5 Years	Total

Trade accounts payable, accrued liabilities and dividends payable	$1,730	$-	$-	$-	$1,730
Debt (Note 17(f))	35	331	602	6,307	7,275
Estimated interest payments on debt	345	686	644	4,776	6,451

Foreign Exchange Risk

We operate on an international basis and therefore, foreign exchange risk exposures arise from transactions denominated in a foreign currency. Our foreign exchange risk arises primarily with respect to the U.S. dollar and to a lesser extent, the Chilean peso. Our cash flows from Canadian and Chilean operations are exposed to foreign exchange risk as commodity sales are denominated in U.S. dollars, and the majority of operating expenses are denominated in local currencies.

We hedge a portion of our U.S. dollar denominated future cash flows on a quarterly basis with U.S. dollar forward sales contracts. We have elected not to actively manage other foreign exchange exposures at this time.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

We also have various investments in U.S. dollar foreign operations, whose net assets are exposed to foreign currency translation risk. This currency exposure is managed in part through our U.S. dollar denominated debt as a hedge against net investments in foreign operations. As at December 31, 2012, $7.2 billion of U.S. dollar debt was designated in this manner.

U.S. dollar financial instruments subject to foreign exchange risk are as follows:

(US$ in millions)	2012	2011

Cash	$17	$792
Accounts receivable	547	588
Accounts payable	(305)	(269)
U.S. dollar forward sales contracts	(552)	(185)
Long-term debt, net of discounts and prepayment rights	(7,162)	(6,605)
Net investment in self-sustaining foreign operations	8,959	8,450

Net U.S. dollar assets (liabilities) exposed	$1,504	$2,771

As at December 31, 2012, with other variables unchanged, a $0.10 strengthening (weakening) of the Canadian dollar against the U.S. dollar would have a $71 million effect (2011 – $7 million) on profit before tax resulting from our financial instruments. There would also be a $30 million (2011 – $19 million) decrease (increase) in other comprehensive income from our U.S. dollar forward sales contracts designated as cash flow hedges.

Interest Rate Risk

Our interest rate risk mainly arises from our cash and cash equivalents. Our interest rate management policy is generally to borrow at fixed rates. However, floating rate funding may be used to fund short-term operating cash flow requirements or, in conjunction with fixed to floating interest rate swaps, be used to offset interest rate risk from our cash. The fair value of fixed-rate debt fluctuates with changes in market interest rates, but unless we make a prepayment, the cash flows, denominated in U.S. dollars, do not.

We separately valued the prepayment options on our 2016 and 2019 notes prior to their redemption in 2012 (discussed in Note 26(c) below). The value of these options fluctuated with both market interest rates and our credit spread.

Cash and cash equivalents have short terms to maturity and receive interest based on market interest rates.

As at December 31, 2012, with other variables unchanged, a 1% change in the LIBOR rate would have a minimal effect (2011 – $2 million) on profit. There would be no effect on other comprehensive income.

Commodity Price Risk

We are subject to price risk from fluctuations in market prices of the commodities that we produce. From time to time, we may use commodity price contracts to manage our exposure to fluctuations in commodity prices. At the balance sheet date, we had zinc and lead forward contracts outstanding as described in Note 26(c) below.

Our commodity price risk associated with financial instruments primarily relates to changes in fair value caused by final pricing adjustments to receivables and payables and forward contracts for copper, zinc and lead.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

The following represents the effect on pre-tax profit attributable to shareholders from a 10% increase to commodity prices, based on the pricing adjustments at December 31, 2012. There is no effect on other comprehensive income.

	Price on December 31,		Increase in Profit Attributable to Shareholders
(Cdn$ in millions, except for US$/lb data)	2012	2011	2012	2011
Copper	US$3.59/lb	US$3.43/lb	$39	$34
Zinc	US$0.93/lb	US$0.83/lb	1	2
Lead	US$1.06/lb	US$0.90/lb	2	1

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our primary counterparties related to our cash, money market investments and derivative contracts carry investment grade ratings as assessed by external rating agencies. There is ongoing review to evaluate the creditworthiness of these counterparties. We manage credit risk for trade and other receivables through established credit monitoring activities. The only significant concentration of credit risk with any single counterparty or group of counterparties is with the U.S. Government. Our maximum exposure to credit risk at the reporting date is the carrying value of our cash and cash equivalents, receivables and derivative assets. While we are exposed to credit losses due to the non-performance of our counterparties, we do not consider this to be a material risk.

b)	Factoring of Trade Receivables

There were no outstanding receivables sold at December 31, 2012. In 2012, we renewed a US$150 million facility with a third-party for sales of certain trade receivables from export coal sales. Total receivables sold during the year were nil (2011 – US$422 million). The 2011 transactions were recorded as a sale since we had transferred the risks and rewards of ownership over the receivables. Accordingly, we derecognized the receivables at the date of the transaction. No gain or loss was recognized on the 2011 transactions.

c)	Derivative Financial Instruments and Hedges

Sale and Purchase Contracts

Sales and purchases of metals in concentrates and cathodes are recognized on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold and purchased is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivables and payables will vary as prices for the underlying commodities vary in the metal markets. These pricing adjustments result in gains (losses from purchases) in a rising price environment and losses (gains for purchases) in a declining price environment and are recorded as other operating income (expense). The profit effect of gains and losses on these contracts is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests. It should be noted that while these effects arise on the sale of concentrates, we also purchase concentrates at our Trail Operation where the opposite effects occur.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

The table below outlines our outstanding receivable and payable positions, which were provisionally valued at December 31, 2012 and at December 31, 2011, respectively.

	Outstanding at		Outstanding at
	December 31, 2012		December 31, 2011
(pounds in millions)	Pounds	US$/lb	Pounds	US$/lb

Receivable positions
Copper	179	3.59	164	3.43
Zinc	143	0.93	184	0.83
Lead	64	1.06	41	0.90
Payable positions
Zinc payable	92	0.93	108	0.83
Lead payable	20	1.06	10	0.90

At December 31, 2012, total outstanding settlement receivables were $705 million and total outstanding settlement payables were $68 million, which are included in trade accounts receivable and trade accounts payable, respectively, on the consolidated balance sheet.

Economic Hedge Contracts

We entered into lead forward sales contracts to mitigate the risk of price changes for a portion of our concentrate sales. These contracts economically lock in prices for a portion of our lead sales. We do not apply hedge accounting to commodity forward sales contracts.

Certain customers purchase refined zinc and lead products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

The fair value of our fixed commodity forward sale and purchase contracts is calculated using a discounted cash flow method based on forward metal prices. A summary of our free-standing derivative contracts and related fair values as at December 31, 2012 is as follows:

	Quantity	Average Price	Fair Value Asset (Liability) (Cdn$ in millions)

Derivatives not designated as hedging instruments

Forward sales contracts
Zinc	12.5 million lbs	US$0.91/lb	$(1)
Lead	27.4 million lbs	US$1.01/lb	(2)
U.S. dollar	US$257 million	Cdn$/US$0.99	(1)
U.S. dollar	US$2.3 million	CLP/US$644	1

Forward purchase contracts
Zinc	14.2 million lbs	US$0.91/lb	1
Lead	9.3 million lbs	US$1.00/lb	1

			$(1)
Derivatives designated as cash flow hedges
U.S. dollar forward sales contracts	US$295 million	Cdn$/US$0.99	$-

All free-standing derivative contracts mature in 2013.

Derivatives not designated as hedging instruments are recorded in trade accounts receivable of $3 million and trade accounts payable and accrued liabilities of $4 million on the consolidated balance sheet.

In addition to the above, one of our road and port contracts contains a contingent zinc escalation payment that is considered to be an embedded derivative. The fair value of this embedded derivative was $7 million at December 31, 2012 (2011 - $3 million), and is included in other liabilities and provisions on the consolidated balance sheet.

Prepayment Rights on Notes Due 2016 and 2019

Our 2016 and 2019 notes (Note 17(a)) included prepayment rights that were considered to be embedded derivatives. These notes were redeemed in 2012 so there is no value for the embedded derivatives at December 31, 2012. At December 31, 2011, these prepayment rights were recorded as other assets (Note 12) on the balance sheet at a fair value of $313 million based on then-current market interest rates for similar instruments and our credit spread.

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

Derivatives Not Designated as Hedging Instruments

(Cdn$ in millions)	2012

	Zinc Forward Sales and Purchases	Copper Forward Sales	U.S. Dollar Forward Sales	Debt Prepayment Rights	Settlements Receivable and Payable	Other	Total

Amount of gain (loss) recognized in other operating income (expense)	$(2)	$8	$-	$-	$45	$(6)	$45
Amount of gain recognized in non-operating income	$-	$-	$4	$116	$-	$3	$123

(Cdn$ in millions)	2011

	Zinc Forward Sales and Purchases	Copper Forward Sales	U.S. Dollar Forward Sales	Debt Prepayment Rights	Settlements Receivable and Payable	Other	Total

Amount of gain (loss) recognized in other operating income (expense)	$7	$-	$-	$-	$(210)	$-	$(203)
Amount of gain recognized in non-operating income	$-	$-	$-	$146	$-	$-	$146

Gains and losses on U.S. dollar forward sales are included in foreign exchange gains (losses) in non-operating income (expense) (Note 9).

Hedges

Cash flow hedges

At December 31, 2012, U.S. dollar forward sales contracts with a notional amount of US$295 million remained outstanding. The contracts matured in early 2013. These contracts have been designated as cash flow hedges of a portion of our future cash flows from anticipated U.S. dollar coal sales. We have determined that they are highly effective hedges from inception to December 31, 2012.

Unrealized gains and losses on our U.S. dollar forward sales contracts designated as cash flow hedges are recorded in other comprehensive income. Realized gains and losses on these settled contracts are recorded in revenue.

The following table provides information regarding the effect of U.S. dollar forward sales contracts that are derivative instruments designated as cash flow hedges on our consolidated statements of income and comprehensive income in 2012 and 2011:

(Cdn$ in millions)	2012	2011

Gains recognized in other comprehensive income (effective portion)	$8	$-
Gains reclassified from accumulated other comprehensive income into income (effective portion)	9	6
Location of gains reclassified from accumulated other comprehensive income into income	Revenue	Revenue

26.	ACCOUNTING FOR FINANCIAL INSTRUMENTS (continued)

Net investment hedge

Our hedges of net investments in foreign operations were effective, and no ineffectiveness was recognized in profit for the period.

27.	FAIR VALUE MEASUREMENTS

Certain of our financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis. There are three levels of the fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority. The levels and the valuation techniques used to value our financial assets and liabilities are described below:

Level 1 –	Quoted Prices in Active Markets for Identical Assets

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Marketable equity securities are valued using quoted market prices in active markets. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –	Significant Other Observable Inputs

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Derivative instruments are included in Level 2 of the fair value hierarchy as they are valued using pricing models or discounted cash flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible. Also included in Level 2 are settlements receivable and settlements payable from provisional pricing on concentrate sales and purchases because they are valued using quoted market prices for forward curves for copper, zinc and lead.

Level 3 –	Significant Unobservable Inputs

Unobservable (supported by little or no market activity) prices.

We include investments in debt securities in Level 3 of the fair value hierarchy because they trade infrequently and have little price transparency. We review the fair value of these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs.

27.	FAIR VALUE MEASUREMENTS (continued)

The fair values of our financial assets and liabilities measured at fair value on a recurring basis at December 31, 2012 and 2011 are summarized in the following table:

(Cdn$ in millions)	2012				2011

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Marketable equity securities	$671	$-	$-	$671	$511	$-	$-	$511
Marketable debt securities	-	-	16	16	-	-	14	14
Settlements receivable	-	705	-	705	-	559	-	559
Derivative instruments	-	3	-	3	-	318	-	318

	$671	$708	$16	$1,395	$511	$877	$14	$1,402

Financial liabilities
Derivative instruments	$-	$11	$-	$11	$-	$7	$-	$7
Settlements payable	-	68	-	68	-	35	-	35

	$-	$79	$-	$79	$-	$42	$-	$42

For our non-financial assets and liabilities measured at fair value on a non-recurring basis, no fair value measurements were made during the years ended December 31, 2012 or 2011.

28.	CAPITAL RISK MANAGEMENT

The capital we manage is the total of equity and debt on our balance sheet. Our capital management objectives are to maintain access to the capital we require to operate and grow our business, while minimizing the cost of such capital. Our debt is rated investment grade by independent rating agencies that assess, among other things, our ability to meet our interest and principal obligations and our financial policies. These policies include, over the medium and long-term, a target debt to debt-plus-equity ratio of approximately 30% and a target ratio of debt to EBITDA of approximately 2.5 or less. These ratios are expected to vary from their target levels from time to time, reflecting commodity price cycles and corporate activity, including the development of major projects.

As at December 31, 2012, our debt to debt-plus-equity ratio was 29% (2011 – 28%) and our debt to EBITDA ratio was 2.6 (2011 – 1.3).

We manage the risk of not meeting our financial targets through the issuance and repayment of debt and issuance of equity capital as well as through the ongoing management of operations, investments and capital expenditures.

29.	KEY MANAGEMENT COMPENSATION

The compensation for key management, which includes our directors and senior vice presidents, in respect of employee services is as follows:

(Cdn$ in millions)	2012	2011

Salaries, director fees and other short-term benefits	$16	$12
Post-employment benefits	3	3
Share-based compensation	12	(8)

	$31	$7

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Teck Metals Ltd. (“Teck Metals”), a wholly owned subsidiary of Teck Resources Limited (“Teck,” or “our”), provides a full and unconditional guarantee or the equivalent in respect of substantially all of our outstanding indebtedness for borrowed money.

The following tables set forth condensed consolidating financial information for Teck Metals as at December 31, 2012 and December 31, 2011. The information is presented with separate columns for: (i) Teck; (ii) Teck Metals; (iii) our other subsidiaries on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts. The investments in subsidiaries held by Teck, Teck Metals and other non-guarantor subsidiaries have been accounted for using the equity method of accounting. Compañia Minera Antamina (“Antamina”) is not considered a subsidiary and, as such, our share of Antamina’s results and balances are included in consolidation adjustments in the following tables.

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

As at December 31, 2012

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	$(18)	$7	$3,209	$69	$3,267
Current income and resource taxes receivable	30	21	90	-	141
Trade accounts and intergroup receivables	5,798	142	12,092	(16,747)	1,285
Inventories	19	450	1,358	53	1,880

	5,829	620	16,749	(16,625)	6,573

Financial and other assets	1,671	966	443	(2,107)	973
Investments in associates	27,930	24,830	740	(52,672)	828
Property, plant and equipment	226	1,069	22,092	990	24,377
Deferred income and resource tax assets	-	-	26	203	229
Goodwill	-	-	1,637	-	1,637

	$35,656	$27,485	$41,687	$(70,211)	$34,617

Trade accounts and intergroup payables and
other liabilities	$8,098	$7,061	$3,037	$(16,728)	$1,468
Dividends payable	262	-	-	-	262
Current income and resource taxes payable	-	1	33	21	55
Debt	-	-	22	13	35

	8,360	7,062	3,092	(16,694)	1,820

Debt	8,134	837	347	(2,158)	7,160
Deferred income and resource tax liabilities	1,289	1,966	1,909	283	5,447
Retirement benefit liabilities	37	318	388	-	743
Other liabilities and provisions	35	204	1,203	28	1,470

	17,855	10,387	6,939	(18,541)	16,640
Equity
Attributable to shareholders of the company	17,801	17,098	34,572	(51,670)	17,801
Attributable to non-controlling interests	-	-	176	-	176

	17,801	17,098	34,748	(51,670)	17,977

	$35,656	$27,485	$41,687	$(70,211)	$34,617

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2012

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Total
CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION
Revenues	$134	$1,872	$7,655	$682	$10,343
Cost of sales	(117)	(1,856)	(5,213)	(91)	(7,277)

Gross profit	17	16	2,442	591	3,066
Other operating expenses
General and administration	(105)	(8)	(26)	3	(136)
Exploration	(20)	-	(83)	1	(102)
Research and development	(7)	(12)	-	-	(19)
Other operating income (expense)	(12)	(7)	5	(10)	(24)

Profit (loss) from operations	(127)	(11)	2,338	585	2,785

Finance income	177	128	95	(265)	135
Finance expense	(537)	(215)	(137)	312	(577)
Non-operating income (expense)	(681)	3	11	(181)	(848)
Share of profit (losses) of associates	1,918	1,180	398	(3,506)	(10)

Profit before tax	750	1,085	2,705	(3,055)	1,485

Provision for income and resource taxes	61	(207)	(268)	(201)	(615)

Profit for the year	$811	$878	$2,437	$(3,256)	$870

Profit attributable to:
Shareholders of the company	$811	$878	$2,378	$(3,256)	$811
Non-controlling interests	-	-	59	-	59

Profit for the year	$811	$878	$2,437	$(3,256)	$870

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2012

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	$1,857	$280	$2,756	$(2,098)	$2,795

Investing activities
Purchase of property, plant and equipment	(85)	(164)	(1,405)	(155)	(1,809)
Purchase of financial investments and other assets	(300)	-	(26)	-	(326)
Proceeds from the sale of investments and other assets	33	10	8	-	51
Acquisition of SilverBirch Energy Corporation	(432)	-	-	-	(432)

	(784)	(154)	(1,423)	(155)	(2,516)
Financing activities
Issuance of debt	2,700	-	67	-	2,767
Repayment of debt	(2,822)	-	(113)	(92)	(3,027)
Debt interest paid	(423)	-	(3)	(2)	(428)
Issuance of Class B subordinate voting shares	2	-	-	-	2
Purchase and cancellation of Class B subordinate voting shares	(129)	-	-	-	(129)
Dividends paid	(469)	-	-	-	(469)
Distributions to non-controlling interests	-	-	(50)	-	(50)
Interdivision distributions	-	(1,105)	(1,238)	2,343	-

	(1,141)	(1,105)	(1,337)	2,249	(1,334)
Effect of exchange rate changes on cash
and cash equivalents	(3)	(16)	(62)	(2)	(83)

Increase (decrease) in cash and
cash equivalents	(71)	(995)	(66)	(6)	(1,138)

Cash and cash equivalents at beginning
of year	53	1,002	3,275	75	4,405

Cash and cash equivalents at end of year	$(18)	$7	$3,209	$69	$3,267

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

As at December 31, 2011

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING BALANCE SHEET INFORMATION
Cash and cash equivalents	$53	$1,002	$3,275	$75	$4,405
Current income and resource taxes receivable	7	12	82	-	101
Trade accounts and intergroup receivables	6,743	144	10,106	(15,751)	1,242
Inventories	21	406	1,162	52	1,641

	6,824	1,564	14,625	(15,624)	7,389

Financial and other assets	2,124	1,200	1,717	(3,903)	1,138
Investments in associates	27,142	23,907	459	(50,793)	715
Property, plant and equipment	558	940	20,761	891	23,150
Deferred income and resource tax assets	-	-	31	149	180
Goodwill	-	-	1,647	-	1,647

	$36,648	$27,611	$39,240	$(69,280)	$34,219

Trade accounts and intergroup payables and
other liabilities	$9,185	$6,193	$2,145	$(16,088)	$1,435
Dividends payable	235	-	-	-	235
Current income and resource taxes payable	-	-	59	34	93
Debt	203	-	40	116	359

	9,623	6,193	2,244	(15,938)	2,122

Debt	7,887	1,802	216	(3,229)	6,676
Deferred income and resource tax liabilities	1,349	1,789	2,138	66	5,342
Retirement benefit liabilities	36	284	371	-	691
Other liabilities and provisions	32	209	1,210	44	1,495

	18,927	10,277	6,179	(19,057)	16,326
Equity
Attributable to shareholders of the company	17,721	17,334	32,889	(50,223)	17,721
Attributable to non-controlling interests	-	-	172	-	172

	17,721	17,334	33,061	(50,223)	17,893

	$36,648	$27,611	$39,240	$(69,280)	$34,219

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2011

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Total
CONDENSED CONSOLIDATING STATEMENT OF INCOME INFORMATION
Revenues	$142	$2,002	$8,821	$549	$11,514
Cost of sales	(108)	(1,793)	(4,752)	16	(6,637)

Gross profit	34	209	4,069	565	4,877
Other operating expenses
General and administration	(90)	(15)	(19)	(1)	(125)
Exploration	(18)	(1)	(85)	(1)	(105)
Research and development	(4)	(13)	-	-	(17)
Other operating income (expense)	18	13	(104)	(101)	(174)

Profit (loss) from operations	(60)	193	3,861	462	4,456

Finance income	117	136	56	(196)	113
Finance expense	(578)	(172)	(77)	232	(595)
Non-operating income (expense)	(169)	211	(41)	196	197
Share of profit (losses) of associates	3,538	2,013	388	(5,944)	(5)

Profit before tax	2,848	2,381	4,187	(5,250)	4,166

Provision for income and resource taxes	(180)	(513)	(541)	(164)	(1,398)

Profit for the year	$2,668	$1,868	$3,646	$(5,414)	$2,768

Profit attributable to:
Shareholders of the company	$2,668	$1,868	$3,546	$(5,414)	$2,668
Non-controlling interests	-	-	100	-	100

Profit for the year	$2,668	$1,868	$3,646	$(5,414)	$2,768

30.	SUPPLEMENTAL GUARANTOR CONDENSED CONSOLIDATING FINANCIAL INFORMATION (continued)

Year Ended December 31, 2011

		Teck	Non-Guarantor	Consolidating	Consolidated
As Reported in IFRS (Cdn$ in millions)	Teck	Metals	Subsidiaries	Adjustments	Totals
CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS INFORMATION
Operating activities	$(532)	$488	$6,031	$(2,030)	$3,957

Investing activities
Purchase of property, plant and equipment	(77)	(51)	(936)	(172)	(1,236)
Purchase of financial investments and
other assets	(378)	(5)	(80)	-	(463)
Proceeds from the sale of investments
and other assets	47	17	225	-	289

	(408)	(39)	(791)	(172)	(1,410)
Financing activities
Issuance of debt	1,907	-	-	-	1,907
Repayment of debt	(54)	-	(42)	(8)	(104)
Debt interest paid	(370)	-	(5)	(2)	(377)
Issuance of Class B subordinate voting shares	4	-	-	-	4
Purchase and cancellation of Class B
subordinate voting shares	(171)	-	-	-	(171)
Dividends paid	(354)	-	-	-	(354)
Distributions to non-controlling interests	-	-	(54)	-	(54)
Interdivision distributions	-	420	(2,648)	2,228	-

	962	420	(2,749)	2,218	851
Effect of exchange rate changes on cash
and cash equivalents	16	138	20	1	175

Increase in cash and cash equivalents	38	1,007	2,511	17	3,573

Cash and cash equivalents at beginning
of year	15	(5)	764	58	832

Cash and cash equivalents at end of year	$53	$1,002	$3,275	$75	$4,405